File No. 812-

As filed with the Securities and Exchange Commission on September 25, 2020

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

DEVELOPMENT BANK OF JAPAN INC.

Otemachi Financial City South Tower

9-6 Otemachi 1-chome, Chiyoda-ku

Tokyo, 100-8178

Japan

grp_dbond@dbj.jp (e-mail)

APPLICATION FOR AN ORDER PURSUANT
TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING
APPLICANT FROM ALL PROVISIONS OF THAT ACT

Written or oral communications regarding this
Application should be addressed to:

Gregory Rowland Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 +1-212-450-4930 (phone) +1-212-701-5930 (fax) gregory.rowland@davispolk.com (e-mail)	and	Jon Gray Davis Polk & Wardwell LLP Izumi Garden Tower 33F 1-6-1 Roppongi, Minato-ku Tokyo 106-6033, Japan +81-3-5574-2667 (phone) +81-3-5574-2867 (fax) jon.gray@davispolk.com (e-mail)

This document consists of 59 pages.

i

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

	x	Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 Exempting Applicant from all Provisions of that Act.
In the Matter of	:
Development Bank of Japan Inc.	:
	x	File No. 812-

I.	Introduction

Development Bank of Japan Inc. (the “Applicant”), a policy and development finance organization established by the government of Japan (the “Japanese Government”), hereby requests an order of the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting the Applicant from all the provisions of the 1940 Act and the rules and regulations thereunder.

The Applicant was established in October 2008 pursuant to the Development Bank of Japan Inc. Act (Act No. 85 of 2007, as amended) (the “DBJ Act”) as successor to the former Development Bank of Japan, the Applicant’s most immediate predecessor in a line of government policy and development finance organizations tracing back to the 1950s. Japan’s first development finance bank, the Japan Development Bank, was created in 1951 to support reconstruction of the Japanese economy and society after World War II. Over the succeeding decades, as Japan transformed into a mature industrial economy, predecessors of the Applicant continued to serve the original goal of supporting Japan’s sustainable development while evolving to meet the specific needs and challenges of the day.

The Applicant carries on this seventy year legacy and retains the core values of its predecessors. Under the DBJ Act, the Applicant’s primary mission is contributing to the sustainable growth of the Japanese economy, promoting stable and vital financial markets in Japan and enhancing global competitiveness of Japanese businesses. The Applicant furthers its mission primarily through the provision of long-term funding to enterprises and projects generally in line with the policy objectives of the Japanese Government, through loan financing and other financing methods (including equity investments).

In recent years, the Applicant has also undertaken specific mandates in two key Japanese Government-sponsored funding initiatives: (i) “Crisis Response Operations,” a program designed to provide appropriate financing to large- and medium-sized enterprises that are temporarily experiencing a downturn in business performance and funding difficulties due to a “crisis” such as turmoil in the domestic or global financial system, large-scale natural disasters, acts of terrorism or medical epidemics, and (ii) “Special Investment Operations,” a temporary investment program designed to supplement and encourage private-sector financing to support growth initiatives of enterprises that contribute to self-reliant development of regional economies, contribute to development of markets for growth capital, or promote the competiveness of Japanese enterprises generally. These two mandates are specifically provided for in the Applicant’s Articles of Incorporation and the DBJ Act.

Currently, 100% of the Applicant’s issued share capital is held by the Minister of Finance of the Japanese Government. However, the DBJ Act (including successive amendments thereto) contemplates a plan to fully privatize the Applicant over time. Specific timing for commencing or completing the Applicant’s privatization has not been determined, and under partial amendments to the DBJ Act effective in 2015 (the “2015 Amendments to the DBJ Act”), the Japanese Government is obligated to hold more than one-half of the total issued share capital of the Applicant until the completion of its Special Investment Operations, and more than one-third of the Applicant’s issued share capital for an indefinite period with a view to ensuring the sufficient and appropriate implementation of the Crisis Response Operations (see “V. Privatization” below). Pursuant to a subsequent amendment to the DBJ Act passed in May 2020, the scheduled completion date of the Special Investment Operations has been postponed from March 31, 2026 to March 31, 2031.

In serving its mission, the Applicant offers a broad range of financial products and services to its clients similar to those offered by Japanese commercial banks. However, because the Applicant does not engage in deposit-taking activities, it is not considered a commercial bank under Japanese law.

The Applicant procures funds by borrowing from the Japanese Government and private financial institutions, issuing debt securities in the Japanese and international capital markets and accumulating funds through its business operations, primarily loan recoveries, and the Applicant uses such funds to extend loans to and make other investments in primarily Japanese but also international enterprises and projects in order to fulfill its primary mission. As of March 31, 2020, the Applicant’s most recently completed fiscal year end, approximately 71.9% of the Applicant’s non-consolidated assets consisted of loans, while approximately 13.8% consisted of other securities such as equity in other entities and a variety of debt instruments. Because such loans and securities could be considered “investment securities” within the meaning of Section 3(a)(1)(C) of the 1940 Act, absent the relief requested herein, the Applicant could potentially be rendered a prima facie “investment company.” The Applicant has submitted this application to address any uncertainty as to its status under the 1940 Act (the “Application”).

The Applicant proposes to issue and sell its debt securities not guaranteed by the Japanese Government in the United States, including under its Global Medium Term-Notes (GMTN) program from time to time (see “VI. Description of Proposed Issuance of Debt Securities” below). The Applicant does not intend to offer, issue or sell any securities in public offerings under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to this order, and any offers or sales of its debt securities in the United States or to U.S. persons would be made in transactions exempt from the registration requirements of the Securities Act, including private placements to institutional accredited investors and transactions in which the securities may be resold to “qualified institutional buyers” as contemplated by Rule 144A under the Securities Act. The Applicant intends to use the proceeds of any such issuance and sale of debt securities as an additional source of funding for its general operations as set forth in the DBJ Act and to extend loans, make investments and provide advisory and consulting services in line with its primary mission as a policy and development financial organization.

The United States Congress, in enacting the 1940 Act, and the Commission in promulgating rules thereunder, have long recognized that certain types of institutions fall outside the scope of the 1940 Act. For example, exemptions are available for (i) institutions primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities under Section 3(b)(1) of the 1940 Act, (ii) commercial finance and mortgage institutions under Section 3(c)(5) of the 1940 Act, (iii) banks, insurance companies and savings and loan associations under Section 3(c)(3) of the 1940 Act, (iv) foreign banks and insurance companies under Rule 3a-6 promulgated pursuant to the 1940 Act and (v) U.S. government agencies and corporations wholly owned by the U.S. government under Section 2(b) of the 1940 Act. The provisions of the 1940 Act were likewise not designed to apply to institutions such as the Applicant.

The basis for granting the requested exemptive order in the present case is substantially similar to that upon which the Commission has previously exempted other foreign policy and development banks and other financial institutions engaged in activities similar to those of the Applicant.1

For this reason, and because granting this Application is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, the Applicant hereby respectfully submits this Application for exemption under Section 6(c) of the 1940 Act (see “VIII. Applicable Law and Legal Analysis”).

_______________________

1 See, e.g., In the Matter of Türkiye Sinai Kalkinma Bankasi A.Ş., Release Nos. IC-32066 (Apr. 6, 2016) and IC-32101 (May 3, 2016);  In the Matter of Korea Finance Corporation, Release Nos. IC-29332, 98 SEC Docket 2803 (Jun. 25, 2010) and IC-29343, 98 SEC Docket 3362 (Jul. 20, 2010); In the Matter of Compagnie de Financement Foncier, Release Nos. IC-28835, 96 SEC Docket 1351 (Jul. 22, 2009) and IC- 28848, 96 SEC Docket 1820 (Aug. 13, 2009); In the Matter of Industrial Development Bank of India, Release Nos. IC-23331, 67 SEC Docket 1534 (Jul. 24, 1998) and IC-23395, 67 SEC Docket 1798 (Aug. 19, 1998); In the Matter of the Industrial Finance Corporation of Thailand, Release Nos. IC-21172, 59 SEC Docket 1737 (Jun. 28, 1995) and IC-21251, 59 SEC Docket 2295 (Jul. 25, 1995); In the Matter of Stadshypotek AB, Release Nos. IC-20636, 57 SEC Docket 2239 (Oct. 19, 1994) and IC-20689, 57 SEC Docket 2712 (Nov. 8, 1994); In the Matter of Ontario Financing Authority, Release Nos. IC-20433, 57 SEC Docket 678 (Jul. 28, 1994) and IC-20493, 57 SEC Docket 1217 (Aug. 23, 1994); In the Matter of Tasmanian Public Finance Corporation, Release Nos. IC-18765, 51 SEC Docket 1040 (Jun. 8, 1992) and IC-18829, 51 SEC Docket 1389 (Jul. 2, 1992); In the Matter of Crédit Local de France, Release Nos. IC-18249, 49 SEC Docket 678 (July 24, 1991) and IC-18286, 49 SEC Docket 972 (Aug. 22, 1991); and In the Matter of the Australian Industry Development Corporation, Release Nos. IC-11582, 21 SEC Docket 1491 (Jan. 23, 1981) and IC-11649, 22 SEC Docket 256 (Feb. 25, 1981).

No form having been specifically prescribed for this Application, the Applicant proceeds under Rule 0-2 of the General Rules and Regulations of the Commission under the 1940 Act.

II.	Executive Summary

As discussed in more detail in the remainder of this Application, the Applicant is seeking the 1940 Act relief requested by this Application because the Applicant is uncertain whether it could rely on the Rule 3a-6 exemption under the 1940 Act for foreign banks, given that the Applicant does not currently take deposits. The Commission has issued similar relief to other foreign policy and development banks and other financial institutions engaged in activities similar to those of the Applicant.2

The Applicant submits that similar relief is appropriate in its case as well. As a development bank, the Applicant is substantially engaged in banking activity that is customary for commercial banks in Japan. For example, approximately 71.9% of the Applicant’s non-consolidated assets consisted of loans, as of March 31, 2020. Moreover, the Applicant is subject to a set of regulatory requirements that, in combination with the Applicant’s voluntary policies, are functionally equivalent to that applied to Japanese commercial banks in terms of the regulation of a bank’s safety and soundness and financial risk exposures, even though the Applicant is not directly subject to the Banking Act of Japan (Act No. 59 of 1981, as amended) (the “Banking Act”) and the other laws under which Japanese commercial banks are primarily regulated.

____________________

2 See, e.g., In the Matter of Türkiye Sinai Kalkinma Bankasi A.Ş., Release Nos. IC-32066 (Apr. 6, 2016) and IC-32101 (May 3, 2016);  In the Matter of Korea Finance Corporation, Release Nos. IC-29332, 98 SEC Docket 2803 (Jun. 25, 2010) and IC-29343, 98 SEC Docket 3362 (Jul. 20, 2010); In the Matter of Compagnie de Financement Foncier, Release Nos. IC-28835, 96 SEC Docket 1351 (Jul. 22, 2009) and IC- 28848, 96 SEC Docket 1820 (Aug. 13, 2009); In the Matter of Industrial Development Bank of India, Release Nos. IC-23331, 67 SEC Docket 1534 (Jul. 24, 1998) and IC-23395, 67 SEC Docket 1798 (Aug. 19, 1998); In the Matter of the Industrial Finance Corporation of Thailand, Release Nos. IC-21172, 59 SEC Docket 1737 (Jun. 28, 1995) and IC-21251, 59 SEC Docket 2295 (Jul. 25, 1995); In the Matter of Stadshypotek AB, Release Nos. IC-20636, 57 SEC Docket 2239 (Oct. 19, 1994) and IC-20689, 57 SEC Docket 2712 (Nov. 8, 1994); In the Matter of Ontario Financing Authority, Release Nos. IC-20433, 57 SEC Docket 678 (Jul. 28, 1994) and IC-20493, 57 SEC Docket 1217 (Aug. 23, 1994); In the Matter of Tasmanian Public Finance Corporation, Release Nos. IC-18765, 51 SEC Docket 1040 (Jun. 8, 1992) and IC-18829, 51 SEC Docket 1389 (Jul. 2, 1992); In the Matter of Crédit Local de France, Release Nos. IC-18249, 49 SEC Docket 678 (July 24, 1991) and IC-18286, 49 SEC Docket 972 (Aug. 22, 1991); and In the Matter of the Australian Industry Development Corporation, Release Nos. IC-11582, 21 SEC Docket 1491 (Jan. 23, 1981) and IC-11649, 22 SEC Docket 256 (Feb. 25, 1981).

In particular, the Applicant (i) is subject to extensive oversight, supervision and regulation by the Japanese Government, primarily by the Minister of Finance (as head of the Cabinet-level Ministry of Finance) and the Commissioner of the Financial Services Agency (the “FSA”) (Japan’s umbrella financial regulator and primary bank regulator), including on-site inspections conducted by the FSA in a manner similar to those conducted for commercial banks in Japan (i.e., in accordance with principles and procedures for bank examinations established in FSA guidance documents3), (ii) maintains internal controls and risk management systems intended to be consistent with expectations set by the FSA (e.g., in the Financial Inspection Manual and other guidance), such as a credit quality “self-assessment” system, in line with domestic industry best practices, and (iii) voluntarily monitors and controls its balance sheet and risk exposures at levels that meet or exceed regulatory requirements applicable to Japanese commercial banks as part of their prudential banking regulation, such as risk-based capital and leverage requirements under Basel III and credit quality disclosure standards under Japanese banking law.

In that regard, as illustrated in the following table, and as described in more detail in the remainder of the Application, the Applicant is subject to oversight by a suite of Japanese government agencies and regulatory authorities, and conducts its operations in a manner that is at least as rigorous as, if not more rigorous than, Japanese commercial banks subject to prudential bank regulatory financial standards. This table compares the primary aspects of the Applicant’s regulatory framework to the primary prudential safety and soundness regulatory requirements applicable to commercial banks in Japan.

	The Applicant	Japanese Commercial Banks	Comparison
Scope of permitted activities

Activities restricted to financing and financial intermediary functions enumerated in DBJ Act, including deposit-taking (not currently undertaken), lending, issuing guarantees, certain advisory and consulting businesses.

See Part III.A.2 (describing permitted activities of the Applicant under the DBJ Act).

Banks licensed under Japanese law are restricted to banking activities, which include deposit-taking, lending, discounting of bills and exchange transactions and businesses incidental thereto, such as issuing guarantees, securities lending, custodial services and making finance leases.

See Part III.B.6 (comparing permitted activities of the Applicant and commercial banks).

Substantial overlap between activities in which Applicant and Japanese commercial banks are permitted to engage. Applicant is also permitted to engage in certain activities beyond those of commercial banks (such as advisory and consulting businesses), but a substantial majority of the Applicant’s assets relate to activities that would be permissible for Japanese commercial banks.

See also Part IV.A (comparing operations of the Applicant and commercial banks).

Key regulatory and supervisory authorities	The Minister of Finance, as direct overseer of Applicant’s operations. Approval authority over board appointments, annual business plans, annual	FSA, as primary supervisory authority. Charged with conducting inspections of banks to assure safety and soundness, assess risk management	Both the Applicant and commercial banks are subject to safety and soundness-based supervision regime by the

_______________________

3 Traditionally, the FSA’s primary guidance document establishing principles and procedures has been its Inspection Manual for Deposit-Taking Institutions (the “Financial Inspection Manual”). As discussed in greater detail below in Part III.B.1, the Financial Inspection Manual was a comprehensive checklist intended to guide FSA examiners conducting on-site inspections of financial institutions. In a series of public statements throughout 2018 and 2019, the FSA expressed its intention of repealing Financial Inspection Manual as part of an agency-level transformation of its approach to financial industry supervision. After extended engagement with stakeholders and solicitation of public feedback on its proposal, the FSA announced the repeal of the Financial Inspection Manual in December 2019. At present, the transition to the FSA’s new supervisory approaches is still ongoing and specific content and contours of the FSA’s new guidance are still being developed. Nevertheless, the Applicant believes that it will continue to be regulated and supervised by the FSA in a comparable manner as Japanese commercial banks.

capital raising plans, performance and financial condition. Monitors progress towards achievement of Applicant’s public mission. Exercises effective control over corporate governance through 100% ownership of the Applicant’s share capital.

Also charged with supervisory powers over the Applicant, including inspections to assure safety and soundness and discretion to take corrective action. However, the inspection authority has been delegated to the FSA.

FSA, as primary supervisor acting through delegated authority by the Minister of Finance, conducts monitoring and on-site inspections of the Applicant to assure safety and soundness, assess risk management systems. Examinations conducted in accordance with FSA’s industry-wide standards for bank examinations (e.g., the Financial Inspection Manual).

BOJ, as bank examiner. Conducts examinations of the Applicant (as a condition of access to BOJ current account and lending facility), to assess threats to financial stability, smooth operation of monetary policy.

Board of Audit of Japan, as independent auditing organ. Charged with auditing the accounts of state-owned institutions and agencies to ensure adequacy of fiscal management.

See Parts III.B.1-4 (summarizing regulatory and supervisory authorities of the Applicant).

systems. Discretion to take corrective action. Examinations conducted in accordance with FSA industry-wide standards (e.g., Financial Inspection Manual).

BOJ, as bank examiner. Conducts examinations of financial institutions holdings accounts with or transacting with BOJ to assess threats to safety and soundness, threats to financial stability, smooth operation of monetary policy. Acts as a statutory lender of last resort

See Parts III.B.1 & 2 (summarizing regulatory and supervisory authorities of Japanese commercial banks).

FSA (with Minister of Finance oversight in the Applicant’s case) and BOJ in a substantially similar manner.

In addition, the Applicant is subject to direct, on-going oversight of the Minister of Finance as well as audits by the Board of Audit of Japan; commercial banks are not.

See also Parts III.B.3 & 4 (discussing direct oversight by the Minister of Finance and audits by the Board of Audit).

Prudential regulatory financial standards	On a voluntary basis, the Applicant complies with: • Prudential regulatory financial standards, applicable to Japanese commercial banks, such as Basel III risk-based capital	Licensed banks and banking groups in Japan subject to variety of prudential regulations to varying degrees of stringency (based on factors including size and systemic importance, nature and scope of business activities, geographic reach), of which the	Commercial banks are formally subject to a wide range of mandatory prudential regulations. The Applicant complies with a significant number of these regulations on a voluntary and leverage ratios. In addition, the Applicant provides Basel III disclosures substantially in line with those mandatory for domestic banks in Japan;

•  Credit quality standards, which, under Japanese law, require detailed loan portfolio disclosures intended to promote bank stability;

•  Risk management standards, applicable to Japanese commercial banks. The Applicant’s risk management systems and internal controls built substantially in line with FSA guidelines (e.g., the Financial Inspection Manual). Includes stress testing based on parameters calibrated to the Applicant’s risk profile.

See Part III.B.5.

Basel framework is paramount.

As implemented by the FSA, the Basel framework imposes scaled prudential standards for all banks operating in Japan, with a significant step-up in stringency and breadth for “internationally active” banks (i.e., those with overseas branches) compared to domestic banks. Japanese banks also prepare qualitative and quantitative disclosures in compliance with Pillar 3 of the Basel framework.

Japanese banks are also subject to various prudential standards under domestic banking law, including credit quality standards. Banks are also required to maintain risk management systems and internal controls that meet FSA supervisory guidelines (e.g., the Financial Inspection Manual).

See Part III.B.5.

basis.

With respect to risk-based capital adequacy and leverage ratios, the Applicant meets or exceeds the minimum requirements under the Japanese implementation of Basel III. Currently is on par with or greater with levels of similarly sized or larger banks.

As of March 31, 2020, the Applicant’s Basel III capital ratio was 17.37% and its Common Equity Tier 1 capital ratio was 17.26%, compared to an average of 17.00% and 12.77% for Japan’s four major internationally active Japanese banks, while major domestic banks in Japan had an average total capital ratio of 11.04%.

As of March 31, 2020, the Applicant’s ratio of NPLs to total loans, or NPL ratio, was 0.45%, as compared to 0.59% for the major banking groups in Japan.

See Part III.B.5.

Additional regulatory restrictions on activity

DBJ Act imposes quantitative limits on the Applicant’s balance sheet, in the form of limits on total borrowing and total provision of financing.

The Applicant has established internal policies and procedures that limit credit exposure to single customers.

See Part III.B.6.

Restrictions on >5% equity investments in non-financial companies (subject to certain exceptions, such as for FinTech investments).

Aggregate limit on equity securities equal to 100% of Tier 1 capital.

Single customer credit limits to reduce credit concentration (25% of total capital).

Japanese commercial banks are also required to participate in Japanese deposit insurance program intended to protect bank depositors.

See Part III.B.6.

The Applicant is not bound by the 5% rule or limit on aggregate equity securities (or any similar restrictions on equity investments), but Applicant’s proportionate holdings of equity securities are consistent with those of comparable Japanese commercial banks (in the range of approximately 2-3% of total assets).

Although the Applicant is not bound by credit extension limits, it has implemented single customer credit exposure limits as an internal risk management practice.

The Applicant is subject to DBJ Act limits on total borrowing and total provision of financing. Several major commercial banks in Japan would not meet one or both standards.

The Applicant does not take deposits and therefore does not participate in the deposit insurance program for Japanese commercial banks.

See Part III.B.6.

In light of the rigorous Japanese prudential regulatory requirements followed by Applicant, Applicant submits that investors in securities issued by Applicant do not require the protections of the 1940 Act any more than would investors in a Japanese commercial bank, which would be exempt from the 1940 Act pursuant to Rule 3a-6. As such, and for the reasons discussed more fully in the remainder of the Application, the Applicant submits that granting this Application is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

III.	Legal Status and Regulation of the Applicant

A.	Established and Owned by the Japanese Government

(1)   History/Background

The Applicant is a wholly government-owned policy and development finance organization incorporated in October 2008 by the Japanese Government as a joint stock company under the Company Act of Japan (Act No. 86 of 2005, as amended) (the “Company Act”). The Applicant was established pursuant to the DBJ Act in order to succeed to and expand upon the operations of Development Bank of Japan (“Former DBJ”) and to eventually become a private joint stock company, as part of the Japanese Government’s efforts to reform policy finance in Japan. Former DBJ, which was dissolved upon the establishment of the Applicant, had been created in October 1999 as a government-owned financial institution pursuant to the Development Bank of Japan Act (Act No. 73 of 1999, as amended) to succeed to the public policy missions and finance objectives of the Japan Development Bank and Hokkaido-Tohoku Development Finance Public Corporation, each of which had a long history dating back to the 1950s. Throughout the corporate history of the Applicant and its predecessors, 100% of each entity’s issued share capital has been held by the Minister of Finance of the Japanese Government.

(2)   Statutory Purpose and Major Activities

Applicant’s primary mission under the DBJ Act is to maintain the foundation of the long-term business funding operations that previously were carried out by Former DBJ, supplying funding to business enterprises and projects in need through the combination of investment and financing and utilizing other sophisticated financial methodologies to promote the stability and vitality of Japan’s financial markets.

To fulfill its primary mission under the DBJ Act, the Applicant principally provides loans and guarantees to, and makes equity and other investments in, entities and projects that are in need of long-term financing to promote the development and growth of Japanese businesses in and outside of Japan. Consistent with the DBJ Act, the Applicant, in its sole discretion, considers and determines whether or not to provide financing and related services to an entity or project based on whether the entity or project meets relevant evaluation/assessment criteria, including financial viability. The Applicant also provides services that are incidental to its financing activities, including M&A advisory and other consulting services. Specifically, under the DBJ Act and its Articles of Incorporation, the Applicant is permitted, among other things:

•	To accept certain types of deposits[4];

•	To lend money;

_______________________

4 Although Applicant is permitted to accept deposits under its Articles of Incorporation and the DBJ Act (with prior approval of the Minister of Finance), Applicant currently does not engage in, nor does it currently plan to start engaging in, deposit-taking activities.

•	To make capital contributions;

•	To guarantee the due performance of debts and obligations;

•	To sell and purchase securities (subject to certain exceptions);

•	To lend securities;

•	To acquire or transfer certain monetary claims;

•	To subscribe for specified bonds or preferred investment securities issued by a specified purpose company;

•	To acquire or transfer short-term notes;

•	To act as an agent or intermediary for execution of agreements which provide for lending money on behalf of certain banks and other entities engaged in the financial institutions business;

•	To enter into certain derivatives transactions;

•	To conduct certain investment advisory and investment management businesses;

•	To provide other entities with consulting services regarding business transfers, mergers, corporate splits, share-for-share exchanges (kabushiki kokan) or share transfers (kabushiki iten), or to act as a broker for these transactions;

•	To provide other entities with consulting services regarding management, and to conduct investigations or provide information as required for the business operations of other entities;

•	To conduct investigations, research or training regarding financial and other economic issues; and

•	To conduct activities incidental to each of the foregoing items.

In recent years, in addition to its ordinary course financing activities and provision of related consulting and advisory services consistent with its primary mission as a policy and development financial organization, the Applicant has also been mandated pursuant to amendments to the DBJ Act to undertake an important role in certain important Japanese Government-sponsored initiatives, namely the “Crisis Response Operations” and “Special Investment Operations.” These initiatives, which are described in further detail below, are designed to ensure that enterprises meeting certain criteria have access to stable funding and liquidity in times of critical need or as growth capital, respectively.

As a proportion of the Applicant’s overall lending and investment activities, lending and investment attributable to the Crisis Response Operations and Special Investment Operations are both relatively small. As of March 31, 2020, the Applicant had ¥835.7 billion in outstanding loans in connection with the Crisis Response Operations, and approximately ¥590.2 billion in outstanding loans and investments in connection with the Special Investment Operations. These amounts composed approximately 6.4% and 4.1%, respectively, of the total amounts outstanding5 on the Applicant’s non-consolidated balance sheet as of March 31, 2020. Although the relative balance sheet size of the Crisis Response Operations on a going forward basis is difficult to forecast due to the inherent unpredictability of future crisis scenarios, the Applicant does not expect that either the Crisis Response Operations or the Special Investment Operations will represent materially greater proportions of total lending and investment going forward as compared to today.

Crisis Response Operations

The Applicant commenced its Crisis Response Operations shortly after its establishment in 2008 and following the Japanese Government’s declaration that the global financial turmoil precipitated by the bankruptcy of Lehman Brothers amounted to a “crisis” appropriately addressed under the government’s newly established crisis response system. As a “designated financial institution” under the Japan Finance Corporation Act (Act No. 57 of 2007) (the “JFC Act”), the Applicant was tasked with providing financing to large- and medium-sized enterprises that were experiencing a temporary downturn in their business performance and were also facing funding difficulties as a result of the global financial crisis. The Applicant continued those activities until the end of March 2011. Shortly thereafter the Japanese Government declared the Great East Japan Earthquake of 2011 a crisis under the JFC Act and the Applicant began providing financing to enterprises adversely affected by the earthquake and related events. In April 2016, the Applicant’s Crisis Response Operations were expanded to include enterprises negatively affected by the Kumamoto earthquakes. To fund these efforts, “designated financial institutions” receive direct support from the Japan Finance Corporation (“JFC”), a policy-based financial institution wholly owned by the Japanese Government. The Applicant receives support from JFC through (1) access to loans to support financing for damage caused by turmoil in the domestic or global financial system, large-scale natural disasters, acts of terrorism and medical epidemics, (2) “grants-in-aid,” which defray interest payments due on loans extended by the Applicant under the Crisis Response Operations and (3) indemnity for losses on a portion of the Applicant’s Crisis Response Operations-related exposures.

Pursuant to the 2015 Amendments to the DBJ Act, the Applicant is obligated to continue its Crisis Response Operations for an indefinite period in order to secure a smooth supply of funds to enterprises being adversely affected by a “crisis” as determined in accordance with the JFC Act, which, in addition to the financial crisis and the above-mentioned earthquakes, has included other natural and man-made disasters in recent years, including other earthquakes, typhoons, flooding and fires. The Applicant is also required under the DBJ Act to set out an implementation policy for its Crisis Response Operations in its annual business plans and to provide status updates in its business reports submitted to the Minister of Finance.

____________________

5 That is, as a percentage of total loans (in the case of the Crisis Response Operations) and as a percentage of total loans and investments (in the case of the Special Investment Operations).

Special Investment Operations

In 2015, the Applicant also began financing activities pursuant to the Special Investment Operations, a temporary investment initiative introduced by the Japanese Government pursuant to the 2015 Amendments to the DBJ Act that was designed to supplement and encourage private-sector financing to support the growth initiatives of enterprises that contribute to self-reliant development of local economies or to enhance the competitiveness of enterprises that contribute to improvement of socioeconomic vitality and sustainable development of Japan generally. Under this cooperative financing program, the Applicant can extend subordinated loans, make capital contributions, acquire subordinated corporate debt or provide funds in any other manner that is approved in advance by the Minister of Finance in order to support business activities conducted by qualifying enterprises with the aim of improving productivity and profitability by cultivating new business through more effective use of management resources or by promoting management innovation through, for example, coordinated alignment with enterprises in different fields and effective combination of management resources.

Under the 2015 Amendments to the DBJ Act, the Applicant is required to set out an implementation policy for its Special Investment Operations in its annual business plans and to provide status updates in its business reports submitted to the Minister of Finance until the completion of the Special Investment Operations program, which is currently scheduled for March 31, 2031.6 By such time, the Applicant is expected to have made endeavors to sell, transfer or otherwise dispose of any securities or receivables acquired by it as part of the Special Investment Operations, taking into account overall economic conditions, the state of business affairs of the various enterprises that received funding under the program, and other circumstances.

(3)  Corporate Governance and Compliance Policies

In accordance with the Applicant’s Articles of Incorporation and the Company Act and similar to commercial banks in Japan, the Applicant is ultimately controlled by its shareholders, which in the case of the Applicant currently consists solely of the Minister of Finance, acting through resolutions approved by such shareholders at a general or extraordinary meeting of shareholders. In addition, under the DBJ Act there are a number of important corporate actions that also require approval by the Minister of Finance (see “—B. Japanese Government Support and Supervision—(3) Direct Oversight by the Ministry of Finance” below).

The Applicant’s Articles of Incorporation provide for a board of directors of not more than 13 directors and an audit & supervisory board of not more than 5 members (i.e., corporate auditors), which is separate from the board of directors under the Company Act. As of March 31, 2020, the Applicant had ten directors, of whom two were outside directors in order to ensure management transparency, and five audit &

____________________

6 Per the DBJ Act amendment of May 2020.

supervisory board members, of whom three were outside members in accordance with the Company Act’s requirement that at least a majority of corporate auditors be outside members. All of the Applicant’s directors and audit & supervisory board members are elected by the Applicant’s shareholder at general meetings of the shareholders. In addition, under the DBJ Act, the election and dismissal of audit & supervisory board members, as well as the election and dismissal of one or more representative directors7 is expressly subject to approval of the Minister of Finance.

The Applicant’s board of directors has ultimate responsibility for the administration of the Applicant’s affairs. In this capacity, the Applicant’s board of directors has established the following committees:

•	Operations Audit Committee, to which the board has delegated the authority to deliberate and make decisions regarding important matters relating to internal audits;

•	Compensation Committee, which evaluates and advises the board on matters relating to the Applicant’s executive compensation structure in order to ensure transparency and objectivity regarding compensation matters;

•	Personnel Evaluation Committee, which evaluates and advises the board on proposals on the selection of directors and audit & supervisory board members; and

•	Executive Committee, to which the board has delegated important management decision-making authority regarding the execution of the Applicant’s business.

In addition, the Applicant has established several non-board level committees under the Executive Committee and has assigned to them specific deliberation tasks and in some cases limited decision making-authority within certain specialized areas of the Applicant’s business, including:

•	Asset Liability Management (ALM) & Risk Management Committee, which deliberates and makes decisions pertaining to the Applicant’s portfolio risk management and asset/liability management.

•	General Risk Management Committee, which deliberates and makes decisions on important items related to operational risk management, system risk management, legal compliance, responses to antisocial forces and client protection management and other important risk items.

_______________________

7 Under the Company Act, representative directors are appointed by the board of directors and have the authority to do any and all judicial and non-judicial acts on behalf of the relevant joint stock company.

•	Committee on Investment and Loan Decisions, which handles, deliberates and makes decisions related to investments and loans, as well as investment and loan management.

•	Sustainability Committee, which is responsible for considering the incorporation of sustainability and ESG (i.e., environment, social and governance) insights into the Applicant’s ordinary business activities and discusses and deliberates the balance between economic and social value, and maintains communications with stakeholders on this topic.

Under the 2015 Amendments to the DBJ Act, the Applicant assumed certain obligations to evaluate progress of the Special Investment Operations and monitor its competitive relationships with the private sector. To facilitate achievement of those ends, the Applicant adopted certain corporate governance changes: (1) repositioning its Advisory Board, an advisory body composed of outside directors and outside experts, tasked with (among others) deliberating and advising the board of directors on important affairs relating to ensuring that appropriate competitive relations are maintained with private financial institutions and (2) establishing a Special Investment Operations Monitoring Board, also composed of outside experts, which is required to evaluate and advise the board of directors generally on the Applicant’s performance, including alignment with the policy objectives of the Special Investment Operations initiative, and how to complement the operations of private-sector enterprises while also maintaining appropriate competitive relationships with them.

To ensure the Applicant’s operational soundness, the Applicant maintains an internal control system (under the Internal Control System Basic Policy) in accordance with the Company Act. The Applicant’s internal control system is designed to ensure that the Applicant, together with its subsidiaries and controlled affiliates, conducts operations in an appropriate manner. Specifically, the internal control system is designed to ensure, among other things, compliance with applicable laws and governing documents; proper storage and management of information; maintenance of sound, integrated risk management processes and procedures; adequate operations of the Applicant (and its subsidiaries and controlled affiliates); proper and effective execution of internal audits by the audit & supervisory board, as well as other important managerial items.

The Applicant recognizes compliance as one of its most important management priorities and has implemented compliance policies and a compliance system to ensure that the execution of duties by the Applicant’s directors and employees complies with applicable laws and regulations, including the DBJ Act, as well as the Applicant’s Articles of Incorporation. The Applicant’s compliance policies are communicated throughout the Applicant’s organization through a Compliance Manual, and are administered by the Applicant’s Legal and Compliance Department, which takes overall responsibility for planning, preparing and adjusting compliance activities. The Applicant has also created the above-described General Risk Management Committee as well as a compliance hotline to swiftly identify and resolve any potential legal or compliance issues.

The Applicant has also established and maintains a client protection management system to ensure operational soundness and appropriateness. This entails a Client Protection Management Basic Policy, the primary purpose of which is to comply with applicable laws and regulations and to protect the interests of its clients. Specifically, the policy is intended to ensure that the Applicant (1) provides accurate and appropriate information to its clients in line with applicable laws and regulations, (2) evaluates issues from the client’s point of view and responds in an operationally appropriate manner, and (3) acquires information about clients through legal and appropriate means and manages such information in an appropriate manner. As a registered financial institution under the Financial Instruments and Exchange Act of Japan (Act No. 99 of 2007, as amended) (the “FIEA”), the Applicant has also established policies for the management of conflicts of interests as prescribed by the Cabinet Office Ordinance on Financial Instruments Business, etc. under the FIEA.

(4)  Government Ownership and Financial Support

The Japanese Government currently owns 100% of the Applicant’s issued share capital. As the Applicant’s sole shareholder, the Minister of Finance controls the outcome of any resolutions requiring a shareholder vote, including election of directors and audit & supervisory board members. However, the DBJ Act contemplates a plan to fully privatize the Applicant over time, with the specific timing and manner of the government’s relinquishment of ownership to be determined. See “V. Privatization” for more details regarding the Applicant’s expected privatization.

The Japanese Government supports the Applicant’s financing and other activities in accordance with the DBJ Act by:

•	lending the Applicant long-term funds under the Fiscal Investment and Loan Program (“FILP”), the program through which the Japanese Government allocates government funds to public institutions and special corporations such as the Applicant;

•	making capital contributions to the Applicant especially in connection with the Applicant’s Crisis Response Operations and Special Investment Operations; and

•	providing unconditional and irrevocable guarantees to certain of the Applicant’s domestic and international bonds.

The Japanese Government also supports the Applicant’s Crisis Response Operations indirectly through the provision of loans with tenors corresponding to those of loans made by the Applicant to support financing for damage caused by turmoil in the domestic or global financial system, large-scale natural disasters, acts of terrorism and medical epidemics, “grants-in-aid” for interest payments on loans extended under the Crisis Response Operations and/or indemnity for losses on a portion of the Applicant’s total exposures under its Crisis Response Operations, in each case by JFC (whose activities are in turn funded by the Japanese Government).

As of March 31, 2020, 70.7% of the Applicant’s total outstanding indebtedness (bonds and borrowings) (non-consolidated basis) consisted of Japanese Government loans (including loans from JFC), guaranteed bonds (domestic and international) and funding from JFC, while the remaining 29.3% of outstanding indebtedness was attributable to the issuance of bonds not guaranteed by the Japanese Government or other sources unrelated to the Japanese Government, such as private financial institutions.

As of the date of this Application, the Applicant’s government-guaranteed bonds were rated A1 by Moody’s and A+ by S&P, which are identical to the credit ratings of Japanese Government bonds, and the Applicant’s non-guaranteed bonds were rated A1 by Moody’s and A by S&P, although the ratings are subject to change from time to time. In comparison, according to annual reports filed on Form 20-F for the most recent fiscal year end, the three major internationally active commercial banks in Japan, i.e., Sumitomo Mitsui Banking Corporation, Mizuho Bank, Ltd. and MUFG Bank, Ltd. each had long-term credit ratings of A1 from Moody’s and A from S&P.

B.	Regulation and Supervision of the Applicant

The Applicant is subject to extensive oversight, supervision and regulation on an ongoing basis by the Japanese Government, and conducts its lending and investment operations within a regulatory framework modeled after the safety- and soundness-based regulation of deposit-taking commercial banks in Japan. However, in light of its role in Japan as a governmental finance institution, the Applicant is formally governed by a set of rules and regulations, principally the DBJ Act, that differs from the regulatory framework for Japanese commercial banks, which are primarily regulated under the Banking Act.

Despite the formal differences in applicable rules and regulations, the Applicant believes that it is subject to a set of regulatory requirements that, in combination with the Applicant’s voluntary policies, are functionally equivalent to that applied to Japanese commercial banks in terms of the regulation of a bank’s safety and soundness and financial risk exposures. As discussed in more detail below, the Applicant believes the DBJ Act’s supervisory provisions, combined with supplemental oversight by multiple Japanese government agencies and regulatory authorities and the Applicant’s voluntary compliance with key prudential regulatory metrics, constitute a set of regulatory protections that meet or exceed those applicable to Japanese commercial banks.

The following discussion describes in greater detail the key features of the Applicant’s regulatory and supervisory framework and how they compare to that of Japanese commercial banks.

(1)  Safety and Soundness Regulation

The Applicant, like Japanese commercial banks generally, is subject to a supervisory framework intended to ensure its safety and soundness. This framework consists of two main components: (1) monitoring and inspections and (2) a corrective action authority.

Under the DBJ Act, responsibility for overseeing and administering the supervision of the Applicant rests primarily with the Minister of Finance. However, the Minister of Finance is permitted under the DBJ Act to delegate certain of these supervisory responsibilities to the FSA, and has in fact done so.

For commercial banks in Japan, which are licensed, authorized and regulated under the Banking Act, the FSA is the primary locus of supervisory authority. As Japan’s umbrella financial regulator, the FSA is charged with a wide-ranging public mission that includes ensuring financial stability, promoting consumer protection, and maintaining market integrity and transparency. In its capacity as a banking regulator, the FSA’s primary supervisory duty is conducting bank examinations on a nationwide and industrywide basis. In addition to the FSA’s supervisory role as a bank examiner, its other duties include making policy for the Japanese financial system (through rulemakings and guidance) and conducting insolvency proceedings with respect to financial institutions.

Supervisory Inspection Authority

As permitted under the DBJ Act, the Minister of Finance has delegated to the FSA the authority to conduct examinations of the Applicant, at any time and with any frequency, with the goal of ensuring the Applicant’s sound and appropriate management. This authority parallels the FSA’s authority to examine commercial banks to secure their sound and proper management under the Banking Act. As with commercial banks, the FSA’s ongoing supervision of the Applicant has been conducted in accordance with the Financial Inspection Manual, a guidance document that set forth principles, checklists and guidelines for FSA bank examiners to follow in examining sources of risk to a bank’s operations.8 The Applicant believes that it underwent FSA inspections in accordance with the Financial Inspection Manual in a manner similar to commercial banks in Japan. The Applicant also believes that going forward, following the repeal of the Financial Inspection Manual, it will continue to undergo FSA inspections in a manner similar to other Japanese commercial banks.

In conducting examinations of the Applicant and other regulated institutions, the FSA adopts a supervisory approach that encourages “self assessment.”9 For example, the

____________________

8 As described above, the FSA announced the repeal of the Financial Inspection Manual in December 2019 as part of the transformation of its supervisory approaches, which emphasize a more forward-looking, holistic examination style.

9 Although the content of the FSA’s replacement guidance is still uncertain, the FSA’s initial public statements regarding its supervisory approaches are consonant with the principle of self assessment.

Financial Inspection Manual places great emphasis on bank self-assessments of loan quality and internal control systems, with the FSA serving as an external check on the validity and effectiveness of these risk management processes. At a more granular level, the Financial Inspection Manual contains detailed instructions and guidance to examiners across a range of risk areas, including corporate governance, legal compliance, customer protection measures and capital adequacy, as well as the bank’s specific risk management systems for credit risk, market risk, liquidity risk and operational risk. The Applicant believes that its approach to risk management, which has been informed by the Financial Inspection Manual and other FSA guidance, is consistent with the risk management practices and policies of similarly sized or larger banking groups in Japan. See “IV. Operations and Risk Management of the Applicant—F. Risk Management” for further discussion of the Applicant’s comprehensive risk management and internal control systems.

Although the on-site inspection authority under the DBJ Act has been delegated to the FSA, the Minister of Finance retains its original mandate to supervise the Applicant from a safety and soundness perspective. Under the DBJ Act, when the FSA conducts inspections of the Applicant pursuant to its delegated authority, it must promptly report its findings to the Minister of Finance. Such reports would form the basis for any decision by the Minister of Finance to exercise corrective action, as discussed in the next section.

Corrective Action Authority

Another critical feature of the supervisory regime common to the Applicant and Japanese commercial banks is a framework for corrective action.

Commercial banks are subject to the FSA’s prompt corrective action (“PCA”) framework, under which the FSA is authorized to take a variety of corrective actions in response to weakness in a bank’s capital position. Under the PCA framework, among other actions, the FSA can require a bank to (1) submit and implement a capital improvement plan; (2) prohibit or restrict the payment of dividends to shareholders or bonuses to officers; (3) reduce assets or restrict any increase in assets; (4) prohibit or restrict the acceptance of deposits under terms less advantageous than ordinary terms; (5) reduce the business of some offices; (6) eliminate offices; or (7) reduce or prevent the launching of non-banking businesses. In other circumstances, the FSA may also order a bank to raise capital, substantially reduce its business, merge or abolish its banking business. Among its general supervisory powers, the FSA can issue business suspension orders, remove bank directors for violations of laws and regulations or the bank’s articles of incorporation or for committing acts contrary to public policy.

For the Applicant, the corrective action authority rests in the Minister of Finance. The DBJ Act explicitly grants the Minister of Finance the authority, in light of the Applicant’s financial and business condition and in order to secure the sound and appropriate operation of the Applicant’s business, to require the Applicant to submit a business improvement plan or order it to revise an improvement plan that has been submitted, or, may order the Applicant to suspend all or part of its business activities for a certain period of time, order the Applicant to deposit its assets or otherwise issue orders necessary from a supervisory perspective. This authority closely parallels the FSA’s PCA framework provided under the Banking Act, and the Applicant believes that such authority would be exercised with respect to the Applicant in a similar manner as it is with respect to Japanese commercial banks, particularly in light of the close coordination between the FSA and the Minister of Finance with respect to monitoring and inspections of the Applicant’s financial status discussed above in “—Supervisory Inspection Authority.”

Both the Banking Act and the DBJ Act recognize the critical policy interest in maintaining sound and secure banks for the Japanese economy. As such, the Applicant believes that the supervisory tools granted to the Minister of Finance and the FSA under the DBJ Act parallel the spirit and the substantive content of the FSA’s general authority to supervise commercial banks under the Banking Act.

(2)  Central Bank Supervision

In addition to supervision by the FSA, the Applicant is also subject to the supervisory authority of the Bank of Japan (the “BOJ”), which is Japan’s central bank.

The two central purposes of the BOJ are maintenance of price stability and stability of the financial system. To achieve these primary objectives, the BOJ conducts a variety of central banking functions including issuing banknotes, implementing currency and monetary policy controls, and providing payment and settlement services to ensure the smooth settlement of funds among banks and other financial institutions. As a statutory lender of last resort, the BOJ is authorized to provide emergency funding to financial institutions in times of acute stress as well as take a variety of other extraordinary actions to maintain financial stability.

The ability of the BOJ to execute its central banking operations, which may involve the provision of credit (in various forms) to financial institutions, depends upon the financial soundness of the individual participants in the financial system. The need to monitor the soundness of these participants provides the legal basis for the BOJ’s examination authority.

The Applicant, as a current account holder with the BOJ, is subject to the BOJ’s examination framework. As a general rule, eligibility for a current account is conditioned on the account holder contractually agreeing to undergo BOJ inspections, including both on-site examinations and off-site monitoring (e.g., meetings with executives and staff of participant banks, analysis of documentation and reports submitted to the BOJ).10 Commercial banks and other financial industry actors likewise fall within the BOJ’s

____________________

10 The BOJ’s decision to approve an institution’s application for current account services is based on several criteria, including: (1) the applicant should play a major role in funds or securities settlement or as an intermediary in money markets; (2) the absence of problems with the applicant’s business and management structure and its operational framework; and (3) the applicant must agree to an on-site examination contract with the BOJ.

examination framework insofar as they open (or are required to open) a current account. The Applicant believes that it undergoes BOJ inspections and monitoring in a manner typical of commercial banks in Japan, for which examinations are mandatory pursuant to their own contractual agreements with the BOJ.

In addition to providing current account services, the BOJ also offers a variety of other loan and liquidity facilities, which are tailored to different needs and policy purposes. Access to these facilities is contingent on additional terms and conditions. Currently, the Applicant participates in the BOJ’s Loan Support Program, through which the BOJ provides loans against pooled collateral to support efforts to strengthen the foundations for economic growth and stimulate bank lending. Participation in the Loan Support Program is contingent on maintaining a current account with the BOJ and meeting certain creditworthiness standards in light of the Applicant’s capital condition and other information obtained through BOJ on-site examinations and off-site monitoring.

(3)  Direct Oversight by the Ministry of Finance

Beyond the safety- and soundness-based supervision discussed above, the Applicant is subject to an additional layer of government regulation by the Minister of Finance. Under the DBJ Act, the Minister of Finance is designated as the “competent minister” charged with primary responsibility for overseeing the Applicant’s operations. Direct oversight by the Minister of Finance is a mode of top-down regulation that is distinct from, and in addition to, the prudential regulation of commercial banks in Japan under the Banking Act. It also serves as a basis for meaningful government control over the Applicant’s operations and governance that is independent from the Japanese Government’s ownership of the Applicant’s common stock.

The Minister of Finance’s authority under the DBJ Act consists of two main types: (1) approvals-based regulation, by which the Applicant must seek and obtain approval of the Minister of Finance with respect to critical aspects of its operations and organizational direction and (2) direct reporting obligations, by which the Applicant is obligated to submit regular reports to the Minister of Finance, in service of the Minister of Finance’s obligation to ensure the financial stability of the Applicant and to track alignment with the Applicant’s public mission. For example:

•	The Applicant must submit, prior to the beginning of each fiscal year, an annual business plan for the new fiscal year and obtain authorization by the Minister of Finance therefor (and for any subsequent revisions thereto), which plan must include implementation policies with respect to the Applicant’s Crisis Response Operations and Special Investment Operations;

•	The Applicant must submit, prior to the beginning of each fiscal year, proposed funding and bond issuance plan to the Minister of Finance, together with a repayment/redemption plan with respect to outstanding bonds and borrowings, for the new fiscal year and obtain authorization of the Minister of Finance therefor

(and for any subsequent revisions thereto), which plans, in their approved forms, are incorporated into the Japanese Government’s annual budget;

•	The Applicant must submit for each fiscal year (1) financial statements (including a balance sheet and profit and loss statement), which financial statements must be audited by an independent auditor and accompanied by an audit report, pursuant to regulations promulgated under the DBJ Act, and (2) business reports as of the end of and for the six-month interim and full fiscal-year periods to the Minister of Finance, which business reports must include status updates with respect to implementation of the Applicant’s Crisis Response Operations and Special Investment Operations; and

•	The Applicant must comply with any business improvement or suspension order received from the Minister of Finance or the Commissioner of the FSA (in cases where the authority to issue such orders has been delegated to the Commissioner) as described above in “—(1) Safety and Soundness Regulation—Corrective Action Authority”.

In addition to these periodic planning, reporting and supervision requirements, the DBJ Act expressly requires the Applicant to seek and obtain approval from the Minister of Finance upon the undertaking of certain corporate actions, including:

•	commencement of accepting deposits;

•	issuances of new shares;

•	appointment and dismissal of representative directors and audit & supervisory board members;

•	acceptance of certain director positions by a current director of the Applicant;

•	amendments to the Applicant’s Articles of Incorporation;

•	dispositions of surplus funds;

•	execution of mergers, corporate splits or a dissolution;

•	taking ownership positions in certain financial institution entities (including banks, securities companies, insurance companies);

•	the Applicant’s proposed funding plan and bond/borrowing redemption plan (and subsequent revisions to each) discussed above; and

•	the Applicant’s proposed business plans (and subsequent revisions thereto) discussed above.

With respect to the Crisis Response Operations and Special Investment Operations in particular, the DBJ Act grants the Minister of Finance an additional degree of oversight, which reflects the discrete policy aims of these specific programs. These measures include the following:

•	Reporting Requirements. The DBJ Act imposes specific reporting requirements, under which the Applicant must deliver to the Minister of Finance on an annual basis implementation plans and status updates for the Crisis Response Operations and Special Investment Operations.

•	Special Investment Guidelines. The supplementary provisions of the DBJ Act direct the Minister of Finance to establish “special investment guidelines” for the Applicant’s Special Investment Operations. These guidelines set parameters around types of financial support and qualifying projects, and also impose substantive obligations, e.g., requiring the Applicant to act in a coordinated manner with other Japanese government initiatives aimed at regional economic revitalization, such as collaborations with public-private partnerships. The special investment guidelines also limit the Applicant’s ability to directly or indirectly provide more than 50% of the total funding allocated to qualifying projects or take majority ownership stakes in companies receiving Special Investment Operations funding.

•	Direct Capital Contributions and Establishment of Reserves. In recognition of the heightened risks associated the Crisis Response Operations and Special Response Operations, the DBJ Act includes provisions that specifically permit the Japanese Government to make direct capital contributions to the Applicant to ensure the successful implementation of these policy programs. The DBJ Act also prescribes special accounting treatment including requirements to establish segregated reserves for the Crisis Response Operations and Special Response Operation in equity on the balance sheet.

Together, the Applicant’s Minister of Finance reporting and approval requirements serve a rigorous checks and balances function to ensure that the Applicant, as a public entity with accountability to the Japanese public, conducts its operations in a sound and appropriate manner and does not deviate from the policy finance mission set forth in the DBJ Act.

(4)  Audit and Supervision by the Board of Audit of Japan

Another aspect of the Applicant’s overall regulatory and supervisory scheme that is distinct from, and in addition to, the regulation of commercial banks is oversight by Japan’s Board of Audit.

The Board of Audit is an organ established under the Japanese Constitution to ensure proper administration of the public finances. The Board of Audit inherited a sweeping mandate under the Constitution to perform annual audits of the final accounts of the expenditures and revenues of the Japanese Government (which includes government agencies and instrumentalities, and government-owned entities such as the Applicant). In addition to conducting the annual audit of government accounts, the Board of Audit is charged by law with a set of broad oversight duties: to continuously audit and supervise the financial management of the Japanese Government, to ensure the adequacy thereof, and to rectify any defects discovered therein. In carrying out these functions, the Board of Audit may choose to investigate matters and report on specific areas of fiscal concern, often receiving instructions from the Cabinet or legislature (the Diet), or taking up high-profile cases of broad public interest. Each year, the Board of Audit’s audit results and investigative findings are documented in an audit report that is presented to the Cabinet, which in turn submits the report to the Diet.

As a government-owned financial institution, the Applicant is subject to the Board of Audit’s annual audit, thereby subjecting its finances to review and oversight by an independent government agency and, ultimately, exposing them to scrutiny by the Cabinet and the Diet.

The Applicant believes that the Board of Audit’s oversight function constitutes a substantial form of additional regulation that contributes to its institutional safety and soundness.

(5)  Compliance with Prudential Safety and Soundness Financial Standards

In recognition of the acute public interests at stake in maintaining a healthy financial system and in the protection of depositors, commercial banks in Japan are subject to a robust framework of prudential regulation, principally under the Banking Act and the various rules promulgated thereunder. For example, the Banking Act contains provisions relating to capital adequacy, inspections and reporting, as well as scope of permissible business activities, disclosure requirements, accounting rules and standards, limitations on granting credit and rules addressing conflicts of interest. The Applicant, as a public finance institution accountable to the Japanese public, views financial stability and safety and soundness as priorities of the highest degree. Therefore, in addition to complying with mandatory regulation and supervision under the DBJ Act, the Applicant conducts its operations in accordance with prudential regulatory standards applicable to commercial banks in Japan.

Specifically, the Applicant, despite not being formally subject to the Banking Act’s substantive prudential regulation (until and unless it engages in deposit-taking), voluntarily controls its balance sheet and risk exposures in light of prudential regulatory financial standards, such as Basel III risk-based capital and leverage ratios, as well as domestic risk management and loan disclosure standards aimed at promoting bank stability. In many cases, the Applicant maintains prudential metrics at levels of stringency characteristic of commercial banking groups with substantially larger, more complex and more globally interconnected operations than the Applicant. The Applicant also discloses Basel III Pillar 3 information substantially consistent with mandatory FSA guidelines for domestic commercial banks in Japan, which comprises a number of qualitative and quantitative disclosures that address key risk categories, including credit risk, counterparty credit risk, securitization exposures, market risk and interest rate risks (see “—C. Public Disclosure of the Applicant” below). Further, as part of the Applicant’s risk management protocols, it conducts internal stress testing based on parameters calibrated to the Applicant’s risk characteristics.

Regulatory Capital Requirements under Basel III

Activities of commercial banks in Japan are regulated through prudential restrictions aimed at assuring bank safety and soundness, such as capital adequacy, leverage and liquidity standards. These standards are developed and promulgated by the FSA, which has broad authority under the Banking Act to set safety and soundness requirements for banks in Japan. As one of Japan’s representatives on the Financial Stability Forum (along with the Bank of Japan and Ministry of Finance), the FSA has also been active in international efforts to harmonize financial regulatory standards, such as the Basel accords, including the Basel III capital framework.

Under the FSA’s capital adequacy rules, domestic banks and banks with international operations (that is, banks having branches or banking subsidiaries outside Japan) are required to maintain capital ratios (i.e., the ratio of a bank’s capital to its risk-weighted assets) of least 4% and 8%, respectively. For internationally active banks, this 8% ratio includes a minimum 4.5% Common Equity Tier 1 component. As part of the FSA’s implementation of Basel III capital standards, it introduced capital buffer rules that supplement the baseline minimum ratios for all banks: a capital conservation buffer (2.5%) and a countercyclical buffer (varying between 0-2.5%) which must be met with Common Equity Tier 1 capital.

Separate from the risk-adjusted capital adequacy measures, the FSA also imposed a minimum leverage ratio (a non-risk-weighted measure of Tier 1 capital as a percentage of an entity’s total exposures) for internationally active banks of 3%. Under the FSA’s guidelines, the Applicant would not be considered an internationally active bank because it does not have any overseas branches.

In addition to minimum capital and leverage ratios, the stringency and scope of the FSA’s prudential standards scale up with a bank’s size, systemic importance and interconnectivity, consistent with the globally accepted Basel III framework. Thus, Japanese banks designated as global systemically important banks (“G-SIBs”) or domestic systemically important banks (“D-SIBs”) are subject to increasingly stringent sets of additional requirements, capital buffers and surcharges which raise their respective regulatory capital minimums further.

Despite not being formally subject to the Basel III requirements, the Applicant voluntarily calculates and monitors its balance sheet and risk exposures in light of the Basel III risk-based capital and leverage requirements as implemented in Japan. While not a requirement of its voluntary compliance measures, the Applicant currently maintains these risk-based capital and leverage ratios at levels that are higher than the required minimums for internationally active banks (despite having no overseas branches of its own) generally, and for Japanese G-SIBs, which face the most stringent requirements, in particular.

As of March 31, 2019 and 2020, the Applicant’s total capital ratio was 16.74% and 17.37%, respectively, and its Common Equity Tier 1 capital ratio was 16.65% and 17.26%, respectively. Further, the Applicant’s Basel III leverage ratio as of March 31, 2019 and 2020 was 17.77% and 17.96%, respectively, which is significantly higher than the 3% floor (meaning the Applicant employed less leverage than the 3% floor would permit). See “IV. Operations and Risk Management of the Applicant—F. Risk Management” for quantitative information regarding the Applicant’s capital ratios.

By comparison, according to data collected by the FSA, the average total capital ratio and Common Equity Tier 1 capital ratio of Japan’s four major internationally active banks (which includes three G-SIBs) was 17.00% and 12.77%, respectively, as of March 31, 2020. Of Japan’s three major domestic banking groups, the average total capital ratio was 11.04%. With respect to the leverage ratio, the Applicant’s leverage ratio is currently substantially higher (i.e., indicating less leverage) than all of the large Japanese banking groups, both international and domestic.

The full package of Basel III rules implemented by the FSA contain various other requirements, which apply differentially based on the size and systemic importance of the regulated entity, as well as the extent and nature of the non-banking activities conducted by such entity (such as trading activities and other securities businesses). For example, the FSA also adopted a liquidity coverage ratio (“LCR”) requirement for internationally active banks in March 2015. The LCR is intended to promote resilience to potential liquidity disruptions over a 30-day horizon and help ensure that global banks have sufficient, unencumbered, high-quality liquid assets to offset the net cash outflows they could encounter under an acute short-term stress scenario.

In contrast to the risk-based capital and leverage ratios, the Applicant does not voluntarily calculate and disclose an LCR. This is a reflection of the substantive difference in how the Applicant finances its activities as compared to Japanese commercial banks. Unlike commercial banks whose reliance on short-term funding (such as deposits) creates maturity mismatches, the Applicant’s ability to fund its lending operations with long-term borrowings and corporate bonds, including long-term funding support from the Japanese Government, makes it less susceptible to cash outflow scenarios that the LCR is intended to counteract.

Nevertheless, as discussed in “IV. Operations and Risk Management of the Applicant—F. Risk Management,” the Applicant views the management of liquidity risk as integral to its comprehensive risk management system, and designs and implements its own risk management protocols by reference to the FSA’s supervisory guidance, including the Financial Inspection Manual.

Credit Quality Disclosure under Japanese Banking Laws

In the area of risk management, the Applicant has adopted internal policies and voluntarily complies with certain banking regulations applicable to Japanese commercial banks, with a view towards safety and soundness. Specifically, the Applicant voluntarily carries out independent asset assessments pursuant to internal policies for self-assessment of credit quality based on the Financial Inspection Manual11, and calculates and discloses detailed information about loan portfolio performance, including non-performing loans

_______________________

11 As discussed above, the Financial Inspection Manual was repealed in December 2019 and is being replaced with new forms of FSA guidance.

(“NPLs”), which are based in all material respects on Japanese law requirements.12 The NPL disclosure rules were enacted in Japan as a targeted regulatory response to Japan’s so-called “bad debt crisis” in the 1990s and in the wake of the Asian financial crisis, and remain a pillar of the FSA’s safety and soundness regime.

As of March 31, 2020, the Applicant’s ratio of NPLs to total loans, or its NPL ratio, was 0.46% (Banking Act basis) and 0.45% (Financial Revitalization Act basis), as compared to 0.62% and 0.59%, respectively, for the major Japanese commercial banks.13

See “IV. Operations and Risk Management of the Applicant—C. Loan Portfolio” and “IV. Operations and Risk Management of the Applicant—F. Risk Management.”

(6)  Additional Regulatory Restrictions on Banking Activities

Permissible Activities

Similar to commercial banks in Japan, the Applicant is subject to constraints on its activities. This type of activities-based regulation provides a structural check on the Applicant’s capacity for risk-taking. Through a combination of the DBJ Act and voluntary risk management practices, the Applicant is subject to constraints on the scope and character of its activities, which ensures that it conducts its operations in a manner similar to, and with risk exposures characteristic of, commercial banks in Japan.

As described in “III.A. Established and Owned by the Japanese Government—(2) Statutory Purpose and Major Activities,” the DBJ Act enumerates specific categories of business activities in which the Applicant is permitted to engage. Similarly, commercial banks are limited under the Banking Act to so-called “primary businesses,” which consist of deposit-taking, lending activities, discounting of bills and exchange transactions, as well as certain businesses incidental thereto, such as issuing guarantees, securities lending, custodial services and making finance leases. There is substantial overlap between activities that Applicant and commercial banks are permitted to engage in under their respective governing laws, such as accepting deposits, lending money, issuing guarantees.

The Applicant also engages in certain activities such as providing advisory and consulting services that are not “primary businesses” engaged in by Japanese commercial banks. Nonetheless, the substantial majority of the Applicant’s assets relate to lending activities that would be permissible for Japanese commercial banks.

_______________________

12 Specifically, Japanese banks are subject to loan disclosure obligations under both the Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions Act (Act No. 132 of 1998) (the “Financial Revitalization Act”).

13 The FSA’s definition of “major banks” is based on non-consolidated figures for nine Japanese commercial banks classified by the FSA as “city” or “trust” banks.

Equity Investment and Credit Concentration Limits

While permissible activities for the Applicant are substantially similar to those of a Japanese commercial bank, Japanese commercial banks are subject to different limits on equity investments and credit concentration than the Applicant. In terms of equity investments, commercial banks in Japan are generally prohibited from acquiring or holding more than 5% of the voting rights of non-financial domestic companies; however, in recent years the Japanese legislature and FSA have enacted a series of important amendments and regulations that have significantly relaxed the 5% rule, including exceptions for investments in financial technology companies (subject to FSA approval) and investments that would contribute to the revitalization of the investee’s business or the local economy in which it operates. Under a separate banking regulation under Japanese law, commercial banks must limit the aggregate market value of their holdings of equity securities to an amount equal to 100% of their consolidated Tier 1 capital, subject to certain exceptions, such as for securities that are not freely marketable.

The DBJ Act does not impose equivalent limitations on the Applicant’s ability to make equity investments in individual Japanese companies nor on the aggregate value of its equity holdings. As a proportion of the Applicant’s balance sheet, however, total equity investment remains relatively small. As of March 31, 2020, 3.9% of the Applicant’s consolidated balance sheet was attributable to equity securities. By comparison, the proportion of total consolidated assets attributable to equity securities for Japan’s three largest banking groups ranged between approximately 1.5% and 2.3% as of March 31, 2020. Furthermore, the Applicant’s consolidated Tier 1 risk-weighted capital ratio (17.27% as of March 31, 2020) is currently significantly larger than total equity securities.

With respect to credit concentration limits, the Banking Act restricts the aggregate amount of credit and loans that may be extended to any single customer by a Japanese commercial bank, which is currently equal to 25% of total qualifying capital of the bank (together with its subsidiaries and affiliates). Pursuant to a recently adopted FSA ordinance, the applicable single customer credit limit for internationally active banks will be equal to 25% of total Tier 1 capital, effective April 2020. Although the Applicant is not subject to single customer or counterparty credit limits under the DBJ Act, the Applicant has established policies and procedures that limit individual credit exposures to borrowers, which involve rigorous internal oversight and monitoring as well as exposure management strategies. See “IV. Operations and Risk Management of the Applicant—F. Risk Management.”

Balance Sheet and Leverage Limits

Under the DBJ Act, the Applicant is subject to quantitative limits on total credit and investment, which are not applicable to Japanese commercial banks. Specifically, the DBJ Act establishes a limit on the Applicant’s total amount of borrowing (i.e., the sum of deposits (if any), borrowings, bonds and economically similar forms of indebtedness) equal to fourteen times its total paid-in capital and reserves, subject to certain adjustments. On the asset side, the Applicant’s total amount of loans, capital contributions and securities holdings cannot exceed the sum of (i) total paid-in capital and reserves and (ii) the upper limit on total borrowings set forth above (i.e., fourteen times total paid-in capital and reserves, subject to certain adjustments). These two provisions of the DBJ Act place effective upper bounds on the extent to which the Applicant can freely expand its business or assume debt, absent capital support from the Japanese Government. These limits also effectively establish a mandatory capital cushion for the Applicant.

In recent years, the Applicant’s balance sheet has not approached either of the DBJ Act borrowing or investment limits, with the sum total of its financing assets and the sum total of liabilities both approximately 4.5 to 5 times its total paid-in capital and reserves. By contrast, based on financial information over the same time frame compiled by the Japanese Bankers Association, several of the largest Japanese commercial banks would exceed at least one of these quantitative limits on borrowing or investment.

Depositor Protection

Japanese commercial banks that accept deposits must participate in a deposit insurance scheme and are subject to various other provisions of the Banking Act explicitly intended for protection of depositors. If the Applicant begins to accept deposits it would become subject to these requirements as well. The Applicant does not currently accept deposits and thus is not subject to these requirements.

C.	Public Disclosure of the Applicant

Consistent with its public mission and commitment to practice sound corporate citizenship, the Applicant regularly publishes a wide range of information relating to its financial condition, results of operations, business activities, bond issuances, as well as corporate governance and ESG initiatives. The Applicant’s public disclosure is a combination of disclosures required by statute and rule and voluntary disclosures made in the interests of transparency and accountability to the public and to promote comparability to other financial institutions. As discussed in more detail below, the Applicant’s public disclosures are comparable to those provided by Japanese commercial banks.

DBJ Act Disclosures

Under the DBJ Act, the Applicant is required to submit reports and plans to the Minister of Finance on a regular basis. These documents relate to the Applicant’s results of operations, business activities, funding plans and specific details relating to the implementation of the Crisis Response Operations and Special Investment Operations. The form and content of these reports is specifically provided for in ministerial ordinances promulgated under the DBJ Act. Under the rules, the Applicant is required to submit annual and semi-annual financial statements that have been audited or reviewed, as the case may be, by an independent auditor and accompanied by the audit or review report of such auditor.

Through its website, the Applicant makes available to the public all of the reports that it is required to submit to the Minister of Finance under the DBJ Act.14

Disclosures under Japanese Securities Laws

Because the Applicant has outstanding debt securities issued in public offerings in Japan, it is subject to periodic and timely disclosure requirements under the FIEA to the same extent as private sector issuers in Japan, including Japanese commercial banks. Like other issuers subject to the FIEA reporting system, the Applicant files required reports on EDINET, Japan’s electronic corporate disclosure system, and on its official website. Under the FIEA requirements, the Applicant must file annual and semi-annual securities reports containing audited and reviewed financial statements, respectively.

Companies that maintain stock exchange listings in Japan are also required under the FIEA to file quarterly securities reports (including quarterly reviewed financial statements), in addition to annual and semi-annual reports. Listed companies must also disclose assessments of the effectiveness of their internal controls over financial reporting, which must be audited by the same auditors who audit the financial statements. The Applicant, whose sole shareholder is the Minister of Finance, is not listed on a stock exchange, and therefore it is not subject to either of these additional FIEA requirements.

In addition, in the context of an offering of its debt securities in Japan, the Applicant is bound by the same disclosure rules applicable to other issuers, including Japanese commercial banks.

Separate from its Japanese law securities filings, the Applicant incurs disclosure obligations arising from its participation in the international debt markets. The Applicant regularly issues and sells debt securities in the international market pursuant to a Global Medium Term-Notes (GMTN) program, and maintains listings of debt securities issued under the GMTN program on the Official List of the Luxembourg Stock Exchange. Pursuant to the Luxembourg exchange rules, the Applicant’s offering documentation is made publicly available on the website of the Luxembourg Bourse. This includes a market-standard base prospectus, which is updated annually and incorporates by reference the English language audited financial statements that form part of the Annual Report made available on the Applicant’s website each year.

Voluntary Disclosures under Banking Laws and Regulations

The Banking Act prescribes substantive disclosure requirements for commercial banks in Japan. Under the Banking Act, banks are required to prepare and publicly disclose annual and semi-annual “business reports.” This requirement is similar to the Applicant’s requirement under the DBJ Act to prepare and submit reports to the Minister of Finance. However, the Banking Act requires a significantly more fine-grained set of disclosures about the business and financial condition of regulated banks.

____________________

14 Certain of these reports, such as those relating to the Special Investment Operations, are required under the DBJ Act to be made publicly available, whereas others are disseminated voluntarily.

Because it does not engage in deposit-taking, the Applicant is not directly subject to the Banking Act reporting requirements. Nevertheless, over and above its DBJ Act reports submitted to the Minister of Finance, the Applicant regularly prepares and publicly discloses information about its business and financial condition that results in effective coverage of the Banking Act required disclosures for commercial banks. These requirements are met primarily through:

•	An Annual Report on the Applicant’s website with an information content that substantially meets the criteria for annual business reports under the Banking Act; and

•	Annual and semi-annual securities reports prepared and disclosed pursuant to the FIEA (discussed above), with an information content that substantially meets the criteria for annual and interim business reports under the Banking Act.

Credit Quality Disclosures under Japanese Banking Laws

As discussed above in “—B. Regulation and Supervision of the Applicant—(5) Compliance with Prudential Safety and Soundness Regulations,” the Applicant calculates and discloses detailed information about loan portfolio performance, including NPLs, which are based in all material respects on Banking Act and Financial Revitalization Act requirements applicable to Japanese commercial banks.

See “IV. Operations and Risk Management of the Applicant—F. Risk Management” for details on the Applicant’s comprehensive approach to risk management and a comparative presentation of its NPLs.

Pillar 3 Disclosures

Pillar 3 of the Basel framework aims to promote market discipline through qualitative and quantitative regulatory disclosure requirements. As part of Japan’s adoption of the Basel III capital framework in Japan beginning in March 2013, the FSA has implemented a Pillar 3 disclosure framework for commercial banks in Japan, including the adoption of updated Pillar 3 disclosure requirements for internationally active banks most recently in March 2019.

As discussed above in “—B. Regulation and Supervision of the Applicant—(5) Compliance with Prudential Safety and Soundness Regulations,” the Applicant calculates and discloses information substantially consistent with the FSA’s Pillar 3 disclosure framework for domestic commercial banks in Japan, which comprises a number of qualitative and quantitative disclosures that address key risk categories, including credit risk, counterparty credit risk, securitization exposures, market risk and interest rate risks.

IV.	Operations and Risk Management of the Applicant

The Applicant is principally engaged in the lending and investment businesses in order to fulfill its primary mission of contributing to the sustainable growth of the

Japanese economy and promoting stable and vital financial markets in Japan and global competitiveness of Japanese businesses. On a consolidated basis, the Applicant extended a total of ¥3,401.5 billion in loans and made investments in the amount of ¥550.3 billion during the fiscal year ended March 31, 2020, and as of March 31, 2020, it had total outstanding loans of ¥12,415.9 billion and other securities of ¥2,374.2 billion, which comprised 70.2% and 13.4% of its total assets. For more details on the Applicant’s loan and securities portfolios, see “—C. Loan Portfolio” and “—D. Securities Portfolio” below. The Applicant is also involved in the advisory and consulting businesses, through which it provides M&A advisory and research and consulting services to help Japanese companies achieve growth strategies and improve their global competitiveness, drawing on its track record and extensive network of connections in Japan and overseas, as well as policy research and consulting services for public sector entities in cooperation with its think tank subsidiaries.

In recent years, in addition to its ordinary course financing activities and provision of related consulting and advisory services, the Applicant has also played a critical role in certain Japanese Government-sponsored financing initiatives, namely the Crisis Response Business and Special Investment Operations. Since the start of its Crisis Response Business in 2008 through the fiscal year ended March 31, 2020, the Applicant has extended an aggregate amount of ¥6,218.6 billion (approx. $57.1 billion) in loans to 1,153 borrowers as part of that initiative, including ¥2,791.4 billion (approx. $25.6 billion) in connection with earthquake recovery efforts. In addition, from the start of its Special Investment Operations in 2015 through the fiscal year ended March 31, 2020, the Applicant has extended loans to and made investments in qualifying enterprises in the aggregate amount of ¥717.1 billion (approx. $6.6 billion) as part of that investment program. These initiatives, and the Applicant’s role therein, are expected to continue for the foreseeable future.

The Applicant operates primarily in Japan. As of March 31, 2020, the Applicant had 19 domestic offices (including its head office), and an overseas presence consisting of four subsidiaries (New York, London, Singapore and Beijing). Through its subsidiaries, the Applicant provides regional support to Japanese firms in their overseas business development efforts.

As of March 31, 2020, the Applicant had 33 consolidated subsidiaries, 54 non-consolidated subsidiaries and 142 affiliated companies.

A.	Comparison with Operations of Japanese Commercial Banks

In fulfilling its primary mission under the DBJ Act, the Applicant provides a wide range of financial and incidental services to its clients, primarily in Japan, similar to a Japanese commercial bank. It operates in a highly competitive banking market in Japan, which based on the most recent information published by the FSA consisted of 190 private-sector banking institutions, including city banks, trust banks, regional banks and foreign banks, as of September 1, 2020.

Operationally, while the Applicant’s activities must fall within its primary mission as a government-owned development and policy financial organization, the Applicant is granted a reasonable degree of flexibility under the DBJ Act in the financing activities it may conduct in order to meet its primary mission. In some cases, these activities may be broader than what Japanese commercial banks are permitted to do under the Banking Act, such as the acquisition and holding of a substantial portion of the voting rights of investee companies, including non-banking related entities, in order to supplement private financing by commercial banks.

Key similarities/differences between the current operations of Japanese commercial banks and the Applicant are set forth in the below table:

	Japanese Commercial Banks	Applicant
Primary sectors	Generally all sectors	Manufacturing, utilities, transportation and postal activities, real estate and leasing
Primary types of financing provided to customers	Credit cards, loans, mortgages, debt securities, project finance and other forms of structured financing	Senior loans (medium- to long-term), project finance and other forms of structured financing, mezzanine and equity investments
Primary types of borrowers	Domestic and in some cases foreign individuals, private enterprises and public companies, government organizations and projects	Primarily to domestic large- and medium-sized private enterprises and public companies
Primary funding sources	Deposits, certificates of deposit, domestic and international debt capital markets, international loans, treasury products, structured loans	Domestic and international debt capital markets (Japanese Government-guaranteed and non-guaranteed bonds), direct and indirect loans and capital contributions from the Japanese Government
Key regulator or supervisor	Prime Minister, Commissioner of the FSA	Minister of Finance, Prime Minister, Commissioner of the FSA, Board of Audit

B.	Balance Sheet Data and Capital Adequacy Ratios

The following balance sheet data has been derived from the Applicant’s consolidated financial statements as of March 31, 2020.

As of March 31, 2020
(millions of yen)
Assets:
Cash and due from banks	¥1,298,955
Money held in trust	20,082
Securities	2,374,268
Loans	12,415,985
Other assets	162,849
Tangible fixed assets	423,433
Intangible fixed assets	42,284
Asset for retirement benefits	1,263
Deferred tax assets	2,800
Customers’ liabilities for acceptances and guarantees	267,306
Allowance for loan losses	(35,528)
Allowance for investment losses	(36)
Total assets	¥17,693,665

As of March 31, 2020
(millions of yen)
Liabilities and equity
Liabilities:
Debentures	¥3,314,656
Payables under repurchase agreements	—
Borrowed money	8,070,948
Corporate bonds	2,382,226
Other liabilities	204,265
Accrued bonuses to employees	5,345
Accrued bonuses to directors	15
Liability for retirement benefits	8,092
Reserve for directors’ retirement benefits	146
Deferred tax liabilities	6,608
Acceptances and guarantees	267,306
Total liabilities	14,259,611

Equity:
Common stock authorized, 160,000,000 shares; issued, 43,632,000 shares	1,000,424
Crisis response reserve	206,529
Special investment reserve	848,000
Special investment surplus	12,436
Capital surplus	636,466
Retained earnings	675,842
Accumulated other comprehensive income:
Unrealized gain on available-for-sale-securities	24,297
Deferred gain on derivatives under hedge accounting	16,934
Foreign currency translation adjustments	(1,414)
Accumulated adjustments for retirement benefits	(958)
Total	3,418,558
Non-controlling interests.	15,496
Total equity	3,434,054
Total equity and liabilities	¥17,693,665

The size of the Applicant’s balance sheet as of March 31, 2020 would place it roughly within the top 10 largest private-sector commercial banks in Japan, of which there were 190 as of September 1, 2020. Compared to the three Japanese G-SIBs (or the so-called Japanese “megabanks”), the Applicant’s total assets are significantly smaller (between roughly 12-17 times smaller on a consolidated basis).

Basel III Capital Adequacy Ratios

The Applicant voluntarily discloses certain capital adequacy ratios consistent with Basel III standards. The following table sets forth the Applicant’s qualifying capital, risk-adjusted assets and capital ratios as of March 31, 2020, measured on a consolidated basis generally in accordance with Basel III guidelines implemented in Japan:

As of March 31, 2020
(hundred millions of yen, except for percentages)
Tier I capital:
Common Equity Tier I capital	¥33,517
Additional Tier I capital	18
Tier I capital	33,536
Tier II capital	197
Total qualifying capital	¥33,734

Risk-adjusted assets:
Credit risk assets	¥192,093
Operational risk equivalent / 8%	2,093
Total risk-adjusted assets	¥194,186
Total capital ratio	17.37%
Tier I capital ratio	17.27%
Common Equity Tier I capital ratio	17.26%

The Applicant’s Common Equity Tier I capital ratio as of March 31, 2020 (consolidated basis) was 17.26%, as compared to an average of 12.77% for the four major internationally active banking groups in Japan and an average of 11.04% for the three domestically active banking groups in Japan, in each case as of March 31, 2020, according to data published by the FSA.

Basel III Leverage Ratio

As part of its implementation of Basel III standards in Japan, the FSA adopted a leverage ratio applicable to internationally active Japanese banks in March 2015. The leverage ratio is intended to ensure broad and adequate capture of both on- and off-balance sheet sources of leverage for covered banks and is expressed as the ratio of Tier 1 capital to total balance sheet assets, adjusted in accordance with FSA guidance.

The Applicant voluntarily discloses the leverage ratio and supporting financial disclosures regarding exposures consistent with the Basel III standard. The following table sets forth the Applicant’s Basel III leverage ratio as of March 31, 2020:

As of March 31, 2020
(hundred millions of yen, except for percentages)
Leverage exposures:
On-balance sheet exposures	¥172,971
Exposures related to derivative transactions	2,365
Exposures related to repo transactions	—
Exposures related to off-balance sheet transaction	11,312
Total exposures	¥186,649
Tier 1 capital:
Total Tier 1 capital	¥33,536
Leverage ratio	17.96%

The Applicant’s leverage ratio as of March 31, 2020 (consolidated basis) was 17.96%, as compared to an average of 4.4% for the four major internationally active banking groups in Japan (with a lower ratio indicating more leverage), based on the public disclosures of each bank as of March 31, 2020.

C.	Loan Portfolio

Loans represent the largest component of the Applicant’s total assets, totaling ¥12,415.9 billion as of March 31, 2020 (consolidated basis). The following table sets forth, as of March 31, 2020, the total amounts of outstanding loans made by the Applicant by industry of borrower, prepared in accordance with generally accepted accounting procedures in Japan (“Japanese GAAP”) and Japan Standard Industry Calculation (as defined by the Ministry of Internal Affairs and Communication as applicable as of that date).

	As of March 31, 2020
	Amount (millions of yen)	Percentage of Total (%)
Domestic offices(1):
Manufacturing	¥2,264,658	18.35
Agriculture and forestry	11	0.00
Fisheries	35	0.00
Mining and quarrying of stone and gravel	48,959	0.40
Construction	41,499	0.34
Electricity, gas, heat supply and water	3,201,517	25.93
Information and communications	300,776	2.44
Transport and postal activities	2,298,261	18.62
Whole and retail trade	658,046	5.33
Finance and insurance	456,008	3.69
Real estate and goods rental and leasing	2,800,390	22.69
Services, n.e.c.(2)	260,283	2.11
Local public bodies	14,106	0.11
Others	86	0.00
Subtotal (domestic offices)	¥12,344,641	100.00

Overseas offices(3) and offshore banking accounts:
Governments	¥—	—
Financial institutions	—	—
Others	71,343	100.00
Subtotal (overseas offices)	¥71,343	100.00
Total	¥12,415,985	100.0

 _______________________

Notes:

(1)	“Domestic offices” means the Applicant and its domestic consolidated subsidiaries.

(2)	“n.e.c.” means not elsewhere classified.

(3)	“Overseas offices” means the Applicant’s overseas consolidated subsidiaries (the Applicant does not have any overseas branches).

In addition, as of March 31, 2020 (consolidated basis), the Applicant’s guarantee obligations amounted to ¥267,306 million.

Similar to the comparison of the Applicant’s total assets as of March 31, 2020 to that of commercial banks in Japan, the Applicant’s loan portfolio is relatively large, which would place the Applicant within the top 10 private-sector lenders in Japan.

Compared to the Japanese G-SIBs, the Applicant’s loan portfolio is roughly 7-10 times smaller.

Non-performing loans

The following table sets forth the principal amount of the Applicant’s NPLs as of March 31, 2020 (consolidated basis), calculated in all material respects pursuant to the Banking Act disclosure requirements and prepared in accordance with Japanese GAAP.

As of March 31, 2020
(millions of yen, except for percentages)
Loans to bankrupt debtors(2)	¥8
Delinquent loans(3)	30,341
Loans past due three months or more(4)	—
Restructured loans(5)	26,914
Total NPLs	¥57,264
Percentage against total loans outstanding	0.46%

_______________________

Notes:

(1)	The amounts of loans indicated in the table are stated as gross amounts, before reduction of allowance for loan losses.

(2)	“Loans to bankrupt debtors” represent non-accrual loans to debtors who are legally bankrupt as defined in Article 96-1-3 and 4 of the Japanese Tax Law Enforcement Regulation.

(3)	“Delinquent loans” represent non-accrual loans other than (i) loans to bankrupt debtors and (ii) loans whose interest payments are deferred in order to assist or facilitate the restructuring efforts of borrowers in financial difficulty.

(4)	“Loans past due three months or more” are loans whose principal or interest payment is three months or more past due and do not fall under the category of “Loans to bankrupt debtors” or “Delinquent loans.”

(5)	“Restructured loans” are loans whose repayment terms have been modified to the advantage of debtors through means such as reduction or exemption of interest rates, postponement of principal or interest payments, and forgiveness of loans to support or restructure the debtor’s business, and do not fall under the category of “Loans to bankrupt debtors,” “Delinquent loans” or “Loans past due three months or more.”

The Applicant, as described above, also assesses its loans based on the standards set forth in the Financial Revitalization Act, similar to Japanese commercial banks, on a voluntary basis. The following table sets forth NPLs of the Applicant as of March 31, 2020 (non-consolidated basis), calculated in all material respects pursuant to the Financial Revitalization Act disclosure requirements and prepared in accordance with Japanese GAAP.

As of March 31, 2020
(millions of yen, except for percentages)
Loans to borrowers in bankruptcy or quasi-bankruptcy(2)	¥412
Loans to borrowers with imminent bankruptcy(3)	29,937
Loans requiring special attention for recovery(4)	26,914
Subtotal	¥57,264
Percentage against total loans outstanding	0.45%
Normal loans(5)	¥12,751,834

Total loans outstanding	¥12,809,098

 _______________________

Notes:

(1)	Figures in the table reflect partial direct write-offs.

(2)	Loans to financially failed borrowers, who are subject to bankruptcy, corporate reorganization or other similar proceedings, as well as loans similar thereto.

(3)	Loans to borrowers who have not financially failed, but whose financial condition and operating results have deteriorated and are likely to default on contractually mandated payment of principal and/or interest.

(4)	Comprised of (i) loans for which principal and/or interest payments are three months or more past due (excluding loans to borrowers in bankruptcy or quasi-bankruptcy and loans to borrowers with imminent bankruptcy, and (ii) restructured loans the terms of which have been modified by the Applicant to grant concessions to borrowers in financial difficulties in order to assist such borrowers’ restructuring and to expedite collection of such loans (excluding loans to borrowers in bankruptcy or quasi-bankruptcy, loans to borrowers with imminent bankruptcy and loans for which principal and/or interest payments are three months or more past due).

(5)	Other than those set forth in (2), (3) and (4), loans to borrowers whose financial condition and operating results are deemed to have no material defects.

On a Banking Act basis, the percentage of Applicant’s NPLs against the total as of March 31, 2020 (consolidated basis) was 0.46%, as compared to an average of 0.62% for the major banking groups, according to data published by the FSA.

On a Financial Revitalization Act basis, the percentage of Applicant’s NPLs against the total as of March 31, 2020 (non-consolidated basis) was 0.45%, as compared to an average of 0.59% for the major for the major banking groups, according to data published by the FSA.

D.	Securities Portfolio

The Applicant maintains a securities portfolio that, as of March 31, 2020, primarily included Japanese Government bonds (i.e., JGBs), corporate bonds, equities and other securities. Approximately 93.5% of the securities in the Applicant’s securities portfolio as of March 31, 2020 (non-consolidated basis) were denominated in Japanese yen, with the remaining 6.5% denominated in other currencies. Corporate bonds accounted for approximately 36.4% of the Applicant’s securities portfolio as of March 31, 2020 (non-consolidated basis), all of which were denominated in Japanese yen.

The following table sets forth a detailed breakdown of the Applicant’s securities portfolio as of March 31, 2020 (consolidated basis):

As of March 31, 2020
(millions of yen)
Japanese Government bonds	¥134,664
Corporate bonds	830,952
Equities(1)	687,020

As of March 31, 2020
(millions of yen)
Other securities(2)	721,630
Total	¥2,374,268

 _______________________

Notes:

(1)	“Equities” includes ¥57,242 million in unconsolidated subsidiaries and affiliates.

(2)	“Other securities” includes ¥194,159 million in unconsolidated subsidiaries and affiliates.

As a proportion of total assets, the Applicant’s securities portfolio as of March 31, 2020 was approximately 13.4%. By comparison, for the major banking groups in Japan, the securities portfolio as a percentage of total assets ranged between approximately 9% and 20%.

As discussed above, the Applicant’s holdings of equity securities composed approximately 3.9% of total assets, compared to between 1.5% and 2.3% for the Japanese megabanks, as of March 31, 2020.

E.	Sources of Funds

The Applicant’s sources of funds consist of its capital, borrowings from the Japanese Government (including JFC in relation to the Applicant’s Crisis Response Business) and private financial institutions, issuances of bonds in the domestic and international capital markets (including bonds guaranteed by the Japanese Government, as well as non-guaranteed bonds), and cash flow generated from operations, such as loan recoveries.

Since the Applicant’s establishment in 2008, the Japanese Government has made capital contributions in the aggregate amount of ¥631.0 billion (approximately $5.8 billion), primarily to fund the Crisis Response Operations and Special Investment Operations.

The following table sets forth the outstanding amount of the Applicant’s outstanding indebtedness in the form of borrowings and bonds as of March 31, 2020 (non-consolidated basis):

	As of March 31, 2020
	(hundred millions of yen)
Long-term borrowings from the Japanese Government	¥48,161
Domestic government-guaranteed bonds	15,400
Overseas government-guaranteed bonds	13,809
Sub-total	77,371
Non-guaranteed bonds issued prior to October 1, 2008	970
Non-guaranteed bonds issued on or after October 1, 2008	23,777
Long-term borrowings from other than the Japanese Government	28,916	(1)(2)
Trust money	—
Total	¥134,036

_______________________

Notes:

(1)	Includes ¥1,433.8 billion of long-term borrowings from JFC in relation to the Applicant’s Crisis Response Operations.

(2)	Excludes current maturities.

The following table sets forth the amount of funds raised or expected to be raised by the Applicant during the periods indicated. The figures for the year ended March 31, 2020 are actual figures, while those in respect of the year ending March 31, 2021 are budgeted figures.

	For the year ended March 31, 2020 (Actual)		For the year ending March 31, 2021 (Budget)(1)
	(hundred millions of yen)

Long-term borrowings from the Japanese Government	¥8,000		4,500
Domestic government-guaranteed bonds	1,502		1,500
International government-guaranteed bonds	1,927		3,000
Subtotal	11,429		9,000
Non-guaranteed bonds issued on or after October 1, 2008	5,793		6,100
Long-term borrowings from other than the Japanese Government	5,831	(2)	2,800
Other	16,465		11,100
Total	¥39,518		¥29,000

_______________________

Notes:

(1)	Represents the initial budget at the commencement of the fiscal year and the first supplementary budget, and does not include any amount budgeted in respect of the Crisis Response Business.

(2)	Of this, long-term borrowings from JFC in relation to DBJ's Crisis Response Business amounted to ¥1,350 hundred million.

F.	Risk Management

As part of its risk management processes and methods, the Applicant generally divides its risk environment into five primary categories of risk: credit, investment, market, liquidity and operational risk. As discussed below in more detail, the Applicant continuously monitors and appropriately manages these risks to seek the highest levels of safety and soundness for its business.

Credit Risk Management

The Applicant utilizes credit exposure management and portfolio management to manage risk related to its loans in accordance with its internal guidelines. When making a loan, the Applicant examines the viability and profitability of the borrower or project, performs a comprehensive analysis of data based on borrower’s ratings, and calculates the loan’s overall exposure to credit risk, which is measured regularly to ensure that such risk remains within a specified range of capital. For securities other than loans (e.g., bonds and equity securities), the Applicant regularly monitors and examines various risk factors, taking into account the fair market value of such securities.

Although the Applicant is not directly subject to all of the provisions of the Banking Act or the Financial Revitalization Act, it voluntarily carries out independent asset assessments pursuant to internal policies for self-assessment of credit quality. Traditionally, such policies have been crafted based on the FSA’s Financial Inspection Manual for Deposit-Taking Institutions. The Applicant believes that its credit risk management policies will continue to evolve in line with the FSA’s updated guidance.

The results of self-assessments are subject to an audit by an auditing corporation and are reported to the Applicant’s management. Credit limits corresponding to the then current internal credit rating for each single borrower have been established, and in the case of a parent company borrower, the aggregate credit extended to the group entities controlled by such parent company is also subject to exposure management and monitoring. In the event the total exposure amount for one borrower group exceeds the relevant credit limit, an individual credit administration policy must be approved and reviewed regularly.

The Applicant’s sales and credit analysis departments undertake roles in the screening and administering of credit for individual loan transactions, and each department operates as a check on the other. The Applicant’s Committee on Investment and Loan Decisions meets as needed to deliberate important issues concerning the management and operation of individual loan transactions. These mutual checking functions are designed to ensure the appropriateness of the lending operation and management environment.

Borrower rating system

As part of the self-assessment process, the Applicant utilizes an internal borrower rating system, the substance of which is generally similar to that used by Japanese commercial banks. For example, the rating system generally tracks the policies defined in the FSA’s Inspection Manual for Deposit-Taking Institutions, such as the “Checklist for Credit Risk Management” and “Checklist for Asset Assessment Management.”

Borrower creditworthiness under the Applicant’s rating system is determined by applying two metrics: an “evaluation point” rating and a “borrower category” rating. The evaluation point rating is based on indicators and categories that are common across all industries, scoring the creditworthiness of the borrower quantitatively and qualitatively. On the other hand, the borrower category rating measures specific items related to the borrower, looking at the borrower’s actual financial condition, cash flows and debt repayment history, generating a comprehensive assessment of a borrower’s repayment capacity.

Portfolio credit risk management

The Applicant performs a comprehensive analysis of data based on borrower ratings, and calculates the loan portfolio’s overall exposure to credit risk. Credit risk exposure can be classified as (1) expected loss (EL), which is the average loss expected during a specific loan period; and (2) unexpected loss (UL), which is the maximum loss that could be incurred at a certain rate of probability, minus the EL. The EL and UL calculations are reported to the ALM & Risk Management Committee. Through this risk monitoring process and consideration of countermeasures, the Applicant is committed to controlling risk and devising effective measures to improve risk return.

Allowances for loan losses

The Applicant records allowances for loan losses pursuant to internal policies for self-assessment of credit quality and loan losses. All claims are assessed initially by the Applicant’s investment and lending departments and then by its Credit Analysis Department, which is independent of the investment and lending departments. The Applicant’s process is similar to that utilized by Japanese commercial banks.

Disclosure of NPLs

The Applicant utilizes self-assessment standards (jiko satei kijun) to assess the credit quality of its assets in accordance with the FSA guidance, such as the (now repealed) Financial Inspection Manual, and voluntarily discloses its NPLs calculated based on the provisions of the Banking Act and the Financial Revitalization Act. See “IV. Operations and Risk Management of the Applicant—C. Loan Portfolio” for a quantitative summary of the Applicant’s NPLs.

Investment Risk Management

Investment risk refers to the risk of sustaining losses resulting from a decline in or loss of the economic value of assets due to worsening financial conditions for entities receiving funds and to changing market environments. The Applicant’s investments include mezzanine and equity financing, particularly to private (unlisted) entities, such as corporations, funds, infrastructure projects and real estate projects. These investments represent one of the Applicant’s most significant risk categories. The Applicant makes investment decisions and manages individual investments as well as its entire portfolio accordingly.

In addition to investment analysis and management in line with credit risk management, investment decisions based on target returns in accordance with investment category and regular monitoring are utilized to manage individual investments. In terms of portfolio management, the Applicant conducts risk measurement that applies credit and market risk assessment methods, with a focus on differences between investment categories and recovery methods.

Market Risk Management

Market risk describes the risk of loss from fluctuations in the value of assets or liabilities or the risk of loss of revenues generated from assets or liabilities, owing to changes in interest rates, exchange rates, stock markets and various other risk factors in the markets. The Applicant divides these risks broadly into interest rate risk and exchange rate risk.

Interest rate risk

Interest rate fluctuations can create mismatches on rates of interest on assets and liabilities or on interest periods, creating the risk of reduced profits or the risk of losses. Interest rate risk can reduce the economic value of the Applicant’s assets or interest income. Based on monitoring through multifaceted indicators, such as value at risk (VaR) and interest rate sensitivity analyses, as well as ALM policies established by the Executive Committee, the Applicant manages its current assets and liabilities to optimize net interest expenses and economic value by adequately controlling interest rate risk and financial liquidity risk. As a means of controlling interest rate risk, the Applicant uses interest rate swaps as a hedge to cover a portion of its interest rate exposures. The Applicant does not engage in any trading activity outside of its hedging activities and thus has minimal trading risk.

Exchange risk

Exchange risk is the risk of loss due to volatility in exchange rates, and this risk affects entities holding a net excess of assets or liabilities denominated in foreign currencies. The Applicant’s exchange risk derives from financing in foreign currencies and issuing foreign currency bonds. However, the Applicant uses foreign exchange swaps and other instruments to limit this risk arising from assets and liabilities denominated in foreign currencies. The Applicant manages counterparty risk under its swap transactions by monitoring the creditworthiness of all parties, limiting exposures to individual counterparties and obtaining margin and guarantees in certain circumstances.

Liquidity Risk Management

Liquidity risk is the risk of a mismatch occurring in the periods when funds are used and raised or of an unexpected outflow of funds, causing differences in the flow of funds. Such situations make securing funds difficult and create situations in which interest rates on borrowed funds are substantially higher than usual rates. At other times, because of market complexities, entities in these circumstances may become unable to participate in market transactions, compelling them to conduct transactions under substantially less favorable terms than otherwise would be the case.

To address liquidity risk, in addition to issuing corporate bonds and taking out long-term loans, the Applicant relies on the stable procurement of long-term funds from the Japanese Government (through FILP, the program through which the Japanese Government allocates government funds to public institutions and special corporations such as the Applicant) and issuances of government-guaranteed bonds, rather than on short-term funds such as deposits. Contingency plans are established as appropriate to meet unexpected short-term funding requirements and cash flow shortfalls.

Additionally, the Applicant maintains daytime liquidity by using the Bank of Japan’s Real Time Gross Settlement (RTGS), whereby settlements are made instantly for each transaction. The Applicant seeks to ensure that settlement conditions are managed appropriately. In addition to credit risk, the ALM & Risk Management Committee oversees the Applicant’s market risk and liquidity risk.

Operational Risk Management

The Applicant defines operational risk as the risk of loss arising from internal processes, people or systems that are inappropriate or non-functioning, or from external events. The Applicant works to establish a risk management system to minimize risk and prevent potential risks from materializing. The Applicant’s General Risk Management Committee has been established to oversee topics concerning operational risk management. Within operational risk management, the Applicant conducts administrative risk management and systems risk management as described below.

Administrative Risk Management

Administrative risk refers to the risk of sustaining losses resulting from employees neglecting to perform their duties correctly or from accidents, fraud, and the like. To reduce or prevent administrative risk, the Applicant prepares manuals, performs checks on administrative procedures, provides education and training and uses systems to reduce the burden of administrative duties.

System Risk Management

System risk refers to the risk of loss due to a computer system breakdown or malfunction, system defects, or improper computer usage. The Applicant has implemented the following internal processes to optimize systems risk management and properly manage systems risk. The Information Resources Department is responsible for managing the Applicant’s systems risk centrally, based on its systems risk management policies. By determining security standards from a variety of viewpoints—from information system planning and development to operation and use—the department promotes appropriate system risk management operations across the organization.

V.	Privatization

The anticipated privatization of the Applicant, as set forth in the DBJ Act, is a part of broader efforts to reform and streamline policy finance and special public institutions in Japan, such as the Applicant, that began in the early 2000s. In December 2005, the Cabinet Council of Japan resolved to privatize Former DBJ to increase its flexibility with respect to the increasingly complex demands arising from global financial markets, and in May 2006, the Act Concerning Promotion of Administrative Reform to Realize a Streamlined and Efficient Government (Act No. 47 of 2006, as amended) (the “Regulatory Reform Act”) was adopted. Among other things, the Regulatory Reform Act outlined policy finance reform to take place through restructuring the organization and functions of then-existing policy-based financial institutions, including Former DBJ, and having the new policy-based financial institutions operate as for-profit institutions in competition with commercial banks in normal times while taking a more central role in supplementing private financial systems in times of emergency, including under a crisis response system established to support financing for damage caused by turmoil in the domestic or global financial system, large-scale natural disasters, acts of terrorism and medical epidemics, in a prompt and smooth manner.

The Applicant’s privatization process was set forth in the DBJ Act when it initially came into effect in 2008. Under the DBJ Act, the Japanese Government was to gradually reduce its ownership of the Applicant’s issued shares over a period of five to seven years, taking into consideration market conditions. However, under partial amendments to the DBJ Act that became effective in 2009, the targeted timing for the Applicant’s full privatization was extended to five to seven years from April 1, 2012 in order to appropriately respond to the global financial crisis. This was subsequently further extended to approximately five to seven years from April 1, 2015 pursuant to the Extraordinary Expenditure Act passed by the Japanese Diet in May 2011 in order to allow the Japanese Government to contribute additional capital into the Applicant to ensure that the Applicant could continue to smoothly implement its Crisis Response Operations in light of the Great East Japan Earthquake of 2011. Further, the 2009 amendments to the DBJ Act provided that the Japanese Government was to review the organization of the Applicant, including the Japanese Government’s holding of the Applicant’s share capital, by the end of the fiscal year ended March 31, 2012, which was later extended to the end of the fiscal year ended March 31, 2015 under the Extraordinary Expenditure Act, and until such time, the Japanese Government would not dispose of its holding of the Applicant’s share capital.

In the 2015 Amendments to the DBJ Act, specific reference to a targeted timing for the Japanese Government’s disposal of the Applicant’s shares was removed entirely. Instead, the 2015 Amendments provide that the Japanese Government shall dispose of such share capital as soon as practicable, where the determination on timing must take into account the effect on the attainment of the objectives of the Applicant and market conditions. In addition to this general mandate, the 2015 Amendments to the DBJ Act also include specific provisions requiring the Japanese Government to hold (1) one-half or more of the Applicant’s total issued shares until the completion of the Applicant’s Special Investment Operations, which is currently scheduled for March 31, 2031,15 and (2) more than one-third of the Applicant’s total issued shares for an indefinite period, with a view to ensuring the continued and appropriate implementation of the Applicant’s Crisis Response Operations.

Other than as described above, specific timing as to when the Japanese Government is required to begin to deliberate or review the privatization plan, or when the privatization might commence or be completed has not been determined. In view of the mandate as enshrined in current law, as well as recent historical precedent for other privatization transactions in Japan (e.g., the completed or ongoing privatizations of Nippon Telegraph and Telephone Corporation (NTT), Japan Tobacco Inc. (JT) and Japan Post Holdings Co., Ltd. (Japan Post)), the expectation is that the Applicant will be

____________________

15 Per the DBJ Act amendment of May 2020.

gradually privatized over time, balancing the Applicant’s policy objectives and primary missions against the market demands for financial flexibility.

As long as the Applicant continues to fulfill its primary mission as set forth in the DBJ Act and the Japanese Government continues to regulate the Applicant in the manner described herein, the Applicant does not believe that this privatization plan or the actual privatization process should bar the 1940 Act relief that the Applicant is seeking. In that regard, the Applicant notes that several applicants in earlier development bank orders were also nearly-wholly or partially privatized.16

VI.	Description of Proposed Issuance of Debt Securities

The Applicant is a sophisticated and highly active participant in the international debt capital markets. It regularly issues and sells investment grade debt securities in the international market pursuant to a Global Medium Term-Notes (GMTN) program, including (1) debt securities that are fully, unconditionally and irrevocably guaranteed by the Japanese Government and (2) non-guaranteed debt securities. In the Japanese domestic market, the Applicant issues both guaranteed and non-guaranteed debt and is one of the most prolific issuers of corporate bonds in Japan. As of March 31, 2020, the Applicant had outstanding bonds (guaranteed and non-guaranteed) in the amount of ¥5,695.7 billion (approximately $52.3 billion) in the aggregate. As of the date of this Application, the Applicant’s guaranteed debt securities were rated A1 by Moody’s and A+ by S&P, and its non-guaranteed bonds were rated A1 by Moody’s and A by S&P.

The Applicant proposes to issue and sell its debt securities not guaranteed by the Japanese Government in the United States, including under its GMTN program, from time to time. Any non-guaranteed bonds issued in the United States pursuant to the order would be rated in one of the four highest generic rating categories by one or more nationally recognized statistical rating organizations. The Applicant intends to use the proceeds of any such issuance and sale of debt securities as an additional source of funding for its general operations as set forth in the DBJ Act and to extend loans, make investments and provide advisory and consulting services in line with its primary mission as a policy and development financial organization. No such securities shall be offered or sold unless (i) they are registered under the Securities Act of 1933, as amended (the

___________________________

16 For example, the Turkish government controlled only approximately 8.4% of the shares of Türkiye Sinai Kalkinma Bankasi A.Ş at the time of its exemptive order application in 2016. Release No. IC-32066 (Apr. 6, 2016). Similarly, Compagnie de Financement Foncier, which received an exemptive order in 2009, was a member of a major commercial banking group in France and did not appear to have any meaningful government ownership, although the applicable regulatory regime allowed the French government a degree of influence over its business (just as the Applicant expects the Japanese government would retain influence over Applicant so long as the government retains an ownership interest in the Applicant). Release No. IC-28835 (July 22, 2009). In at least one case, the applicant was subject to a publicly announced privatization plan that was expected to be implemented after the exemptive order process was completed. Stadshypotek AB, which was wholly owned by a state-owned Swedish bank at the time of its application in 1994, represented that the Swedish Parliament had adopted a privatization plan in 1992 according to which the government would offer approximately 64% of Stadshypotek AB’s share capital to the public. Release No. IC-20636 (Oct. 19, 1994).

“Securities Act”), (ii) they are subject to an available exemption from registration under the Securities Act, or (iii) the staff of the Commission states that they would not recommend that the Commission take any action under the Securities Act if such securities are not registered thereunder.

At present, the Applicant does not intend to offer, issue or sell debt securities in registered offerings under the Securities Act and expects that any offers or sales of its debt securities in the United States or to U.S. persons would be made in transactions exempt from the registration requirements of the Securities Act, including private placements to institutional accredited investors and transactions in which the securities may be resold to “qualified institutional buyers” as contemplated by Rule 144A under the Securities Act. In connection with any such offering, in addition to the disclosure required by Condition 2 below, the Applicant will make all such disclosures as are customary market practice for foreign private issuers offering securities pursuant to an applicable exemption from the registration requirements of the Securities Act. The Applicant will continue to engage an independent auditor to perform audit and review procedures on its financial statements, and such financial statements will serve as the basis for offerings of debt securities issued under the proposal herein. Investors purchasing the debt securities will have full recourse to the assets of the Applicant.

The Applicant will not rely on the relief requested by this Application to issue any equity securities in the United States.

VII.	Conditions

The Applicant agrees that the order granting the requested relief will be subject to the following conditions:

1.       In connection with any offering by the Applicant of its debt securities in the United States, the Applicant will appoint an agent in the United States to accept service of process in any suit, action or proceeding brought with respect to such debt securities instituted in any state or federal court in the Borough of Manhattan, The City of New York, New York. The Applicant will expressly submit to the jurisdiction of New York State and United States Federal courts sitting in the Borough of Manhattan, The City of New York, New York with respect to any such suit, action or proceeding. The Applicant also will waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. Such appointment of an agent to accept service of process and such consent to jurisdiction shall be irrevocable until all amounts due and to become due in respect thereof have been paid. No such submission to jurisdiction or appointment of agent for service of process will affect the right of a holder of any such security to bring suit in any court which shall have jurisdiction over the Applicant by virtue of the offer and sale of such securities or otherwise.

2.       The Applicant undertakes to provide to any person to which it offers its debt securities in the United States disclosure documents that are at least so comprehensive in their description of the Applicant and its business as those which may be used by comparable U.S. issuers in similar U.S. offerings of such securities and that contain the latest available audited annual financial statements (and, if available, reviewed interim financial statements) of the Applicant. The Applicant further undertakes to ensure that any underwriter or dealer through whom it makes such offers will provide such disclosure documents to each person to whom such offers are made prior to any sale of securities to such offeree. Such documents will be updated promptly to reflect any material change in the Applicant’s financial status and shall be at least as comprehensive as offering memoranda customarily used in similar offerings in the United States. Any offering of the Applicant’s securities in the United States shall comply with applicable U.S. securities and anti-fraud laws and regulations.

3.       The Applicant shall rely upon the order so long as (i) the Applicant’s activities conform in all material respects to the activities described in this Application, (ii) the Applicant continues to be regulated by the Minister of Finance, the FSA or other applicable Japanese regulatory authorities as a policy and development financial organization as described in this Application, (iii) the Applicant continues to follow, in all material respects, the voluntary compliance measures described in this Application, (iv) there is no material change in the Applicant’s primary mission or how it is regulated as compared to today and (v) the Japanese Government continues to hold at least 10% of the Applicant’s issued share capital.

The Applicant consents to the conditioning of any Commission order on the Applicant’s compliance with the undertakings contained in the preceding paragraphs.

VIII.	Applicable Law and Legal Analysis

A.	Section 3(a)(1)(C) of the 1940 Act

Section 3(a)(1)(C) of the 1940 Act defines an “investment company” as an issuer that “...is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”17

Section 3(a)(2) of the 1940 Act provides that “investment securities” include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of [subsection (C)].18

As of March 31, 2020, the Applicant had total assets of ¥17,419,402 million (non-consolidated basis), of which loans accounted for ¥12,521,358 million (71.9%) and the Applicant’s securities portfolio for ¥2,400,948 million (13.8%). Such loans and securities could be construed as “investment securities” within the meaning of Section 3 (a)(1)(C)

_______________________

17 15 U.S.C. § 80a-3(a)(1)(C).

18 15 U.S.C. § 80a-3(a)(2).

of the 1940 Act, thus potentially rendering the Applicant a prima facie “investment company” under the 1940 Act.

The Applicant in no respect manages a portfolio of investment securities as a collective investment vehicle for retail investors. The Applicant has submitted this Application in order to dispel any ambiguity as to its status under the 1940 Act. Congress and the Commission have long recognized that certain types of institutions fall outside the scope of the 1940 Act. Thus, for example, exemptions are available for (i) institutions primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities under Section 3(b)(1);19 (ii) commercial finance and mortgage institutions under Section 3(c)(5);20 (iii) banks, insurance companies, and savings and loan associations under Section 3(c)(3);21 (iv) foreign banks and insurance companies under Rule 3a-6 promulgated pursuant to the 1940 Act;22 and (v) U.S. government agencies and corporations wholly owned by the U.S. government under Section 2(b).23 For the reasons set forth below, the provisions of the 1940 Act were likewise not designed to apply to institutions such as the Applicant.

B.	Rule 3a-6 Exemption

Rule 3a-6 under the 1940 Act excludes foreign banks and insurance companies from the scope of the 1940 Act. “Foreign bank” is defined in Rule 3a-6(b)(1) under the 1940 Act as “a banking institution incorporated or organized under the laws of a country other than the United States” which, inter alia, must be “engaged substantially in commercial banking activity.”24 The term “engaged substantially in commercial banking activity” means “engaged regularly in, and deriving a substantial portion of its business from, extending commercial and other types of credit and accepting demand and other types of deposits that are customary for commercial banks in the country in which the head office of the banking institution is located.”25

The Applicant is functionally similar to a “foreign bank” as defined under Rule 3a-6, insofar as it (i) offers financial services and issues financial products similar to those offered and issued by traditional commercial banks and (ii) is subject to extensive oversight, supervision and regulation by the Japanese Government. However, the Applicant is not considered a commercial bank under Japanese law, is not currently engaged in and currently does not plan to engage in deposit-taking activities, and is not directly subject to all of the provisions of the Banking Act of Japan, and thus there is uncertainty as to whether the Rule 3a-6 exemption would be deemed to apply. Nonetheless, the Applicant submits that it would be consistent with the Commission’s exemption of other development banks for the Applicant to receive a similar exemptive

_______________________

19 15 U.S.C. § 80a-3(b)(1).

20 15 U.S.C. § 80a-3(c)(5).

21 15 U.S.C. § 80a-3(c)(3).

22 17 C.F.R. § 270.3a-6.

23 15 U.S.C. § 80a-2(b).

24 17 C.F.R. § 270.3a-6(b)(1)(i).

25 17 C.F.R. § 270.3a-6(b)(2).

order, because like the banks in those other orders, the Applicant serves an important development or other policy purpose, is subject to significant oversight, supervision and regulation in its home country in a manner similar to commercial banks in its home country and would likely qualify for Rule 3a-6 but for its lack of deposit taking activity.26 Indeed, if the Applicant were to start accepting deposits in accordance with the DBJ Act, it would become directly subject to many provisions of the Banking Act.

In addition, the Applicant regards the Commission’s adoption of Rule 3a-6 as a further acknowledgment of the general propriety of the Commission’s exercise of its Section 6(c) exemptive authority so as to provide substantial parity to the foreign counterparts of the domestic financial institutions covered by Section 3(c)(3), where there is an appropriate local regulatory scheme applicable to such foreign institution. In the Commission Release adopting Rule 3a-6, the Commission specifically stated that “[w]hile the Commission is not adopting a general provision for foreign entities similar to Canadian loan companies and U.K. building societies which would exempt them from the definition of the term ‘investment company,’ such entities organized in other jurisdictions may file an application for individual exemptive relief under Section 6(c) of the [1940] Act.”27

The rationale of Congress and the Commission in promulgating rules under the 1940 Act exempting foreign financial institutions such as banks and insurance companies applies equally to the Applicant. When the Commission proposed amendments to Rule 6c-9, which was followed by the adoption of Rule 3a-6, the Commission stated:

Generally, the proposed rule amendments would expand the current rule to exempt from registration those entities that the Commission believes (1) do not, in effect, function as investment companies, and (2) are generally subject to

___________________________

26 See, e.g., In the Matter of Türkiye Sinai Kalkinma Bankasi A.Ş., Release Nos. IC-32066 (Apr. 6, 2016) and IC-32101 (May 3, 2016);  In the Matter of   Korea Finance Corporation, Release Nos. IC-29332 (Jun. 25, 2010) and IC-29343 (July 20, 2010); In the Matter of Compagnie de Financement Foncier, Release Nos. IC-28835 (Jul. 22, 2009) and IC-28848 (Aug. 13, 2009); In the Matter of Industrial Development Bank of India, Release Nos. IC-23331 (Jul. 24, 1998) and IC-23395 (Aug. 19, 1998); In the Matter of The Industrial Credit and Investment Corporation of India, Release Nos. IC-22406 (Dec. 18, 1996) and IC-22469 (Jan. 14, 1997); In the Matter of The Industrial Finance Corporation of Thailand, Release Nos. IC-21172 (Jun. 28, 1995) and IC-21251 (July 25, 1995); In the Matter of Banco de Comercio Exterior de Colombia S.A., Release Nos. IC-20992 (Apr. 11, 1995) and IC-21044 (May 5, 1995); In the Matter of Stadshypotek AB, Release Nos. IC-20636 (Oct. 19, 1994) and IC-20689 (Nov. 8, 1994); In the Matter of Credit Local de France and CLF Finance Company, Release Nos. IC-18249 (Jul. 24, 1991) and IC-18286 (Aug. 22, 1991); In the Matter of Istituto Mobiliare Italiano and IMI Commercial Paper, Inc., Release Nos. IC-16588 (Oct. 6, 1988) and IC-16616 (Nov. 1, 1988); and In the Matter of Australian Industry Development Corporation, Release Nos. IC-11582 (Jan. 23, 1981) and IC-11649 (Feb. 25, 1981).

27 Exception From the Definition of an Investment Company for Foreign Banks and Foreign Insurance companies, 56 Feb. Reg. 56294, at 56296 (Nov. 4, 1991).

supervision by an appropriate regulatory authority, and further, are entities that generally the Commission is familiar with through the exemptive process.28

The Applicant is within the category of institutions for which the Commission sought to provide exemptive relief. The Commission also stated that it recognized that “every foreign country will have a different scheme for regulating the various types of financial institutions and a different definition of their range of permitted activities.”29

As described above, the Applicant is subject to extensive oversight, supervision and regulation by the Japanese Government, particularly by the Minister of Finance and the Commissioner of the FSA. The scope of the Applicant’s business activities is prescribed by the DBJ Act and the Applicant must obtain approval in advance from the Minister of Finance in various respects in connection with its business activities, including the Applicant’s annual business plans, general plan on debt issuances and long-term borrowings and their respective repayment plans, appointment and dismissal of the Applicant’s representative director(s) and members of its audit & supervisory board, amendment to its Articles of Incorporation, distribution of dividends, execution of mergers, split offs and dissolution. In addition, the supervisory regime applicable to the Applicant’s business activities parallels the supervision by the FSA of the activities of commercial banks in Japan in various respects, including, among other things, through the authority of the Commissioner of the FSA to conduct on-site inspections of the Applicant and to issue business improvement or suspension orders to ensure the safety and soundness of the Applicant.

The legislative history of the 1940 Act confirms that the 1940 Act was not intended to apply to institutions similar to the Applicant. The 1940 Act was designed to curb abuses arising from the liquid nature of investment company assets, which could be easily mismanaged or misappropriated. The Report of the Senate Committee on Banking and Currency on the 1940 Act, referring to the problems associated with the operation of investment companies that should be regulated by legislation, stated that “[b]asically the problems flow from the very nature of the assets of investment companies [which] invariably consist of cash and securities, assets which are completely liquid, mobile and readily negotiable.”30 Since the loans made or to be made by the Applicant, as well as a majority of the securities owned or to be owned by the Applicant, are not “completely liquid, mobile and readily negotiable,” and because it is not in the business of investing, reinvesting, owning, holding or trading securities, the Applicant does not consider itself to be an investment company.31

____________________

28 Exemption from the Investment Company Act of 1940 for the offer and sale of securities by foreign banks and foreign insurance companies and related entities, Investment Company Act Release No. IC-17682, 46 SEC Docket 1482 (Aug. 17, 1990).

29 Id.

30 S. Rep. No. 1775, 76th Cong., 3d Sess. 6 (1940).

31 See In the Matter of Stadshypotek AB, Investment Company Act Release No. IC-20689, 57 SEC Docket (Nov. 8, 1994) (Swedish credit market institution whose principal assets consisted of mortgage loans was granted exemptive relief pursuant to Section 6(c)).

In addition, the report prepared by the Commission that served as the basis for the 1940 Act states that “[a]lthough banks . . . own securities of other corporations, they were not included in the study [of investment trusts and investment companies] because their main and primary business is banking . . . and not ownership of securities.”32 Although this statement does not specifically refer to the activities of foreign banks, it clearly emphasizes that the business of banking was considered to be separate and distinct from the business engaged in by investment companies. For the same reasons, the business of the Applicant should be considered separate and distinct from the business engaged in by investment companies.

C.	Section 6(c) Standards

Section 6(c) of the 1940 Act empowers the Commission, by order upon application, to conditionally or unconditionally exempt any person, security, or transaction from any provision of the 1940 Act, if and to the extent necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.33 The Commission has regularly granted Section 6(c) exemptions to similarly situated foreign banks, where granting such exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.34

The Applicant is primarily engaged in the business of providing medium- and long-term financing (mainly in the form of loans but also through equity and other investments) to projects and entities in need of long-term business funds, generally in line with the policy objectives of the Japanese Government in promoting the development and growth of Japanese businesses in and outside of Japan. In that respect, the Applicant considers itself a financial institution mainly engaged in the banking business and has never held itself out as, or considered itself to be, an “investment company” either as that term is defined in the 1940 Act or in the context of the spirit or purposes of the 1940 Act,

____________________

32 Securities and Exchange Commission, Report on Investment Trusts and Investment Companies, Part I, the Nature, Classification, and Origins of Investment Trusts and Investment Companies, H.R. Doc. No. 707, 75th Cong., 3d Sess. 16 (1938) (emphasis added).

33 15 U.S.C. § 80a-6(c).

34 See, e.g., In the Matter of Türkiye Sinai Kalkinma Bankasi A.Ş., Release Nos. IC-32066 (Apr. 6, 2016) and IC-32101 (May 3, 2016); In the Matter of Korea Finance Corporation, Release Nos. IC-29332 (Jun. 25, 2010) and IC-29343 (Jul. 20, 2010); In the Matter of Compagnie de Financement Foncier, Release Nos. IC-28835 (Jul. 22, 2009) and IC-28848 (Aug. 13, 2009); In the Matter of Industrial Development Bank of India, Release Nos. IC-23331 (Jul. 24, 1998) and IC-23395 (Aug. 19, 1998); In the Matter of The Industrial Credit and Investment Corporation of India, Release Nos. IC-22406 (Dec. 18, 1996) and IC-22469 (Jan. 14, 1997); In the Matter of The Industrial Finance Corporation of Thailand, Release Nos. IC-21172 (Jun. 28, 1995) and IC-21251 (Jul. 25, 1995); In the Matter of Banco de Comercio Exterior de Colombia S.A., Release Nos. IC-20992 (Apr. 11, 1995) and IC-21044 (May 5, 1995); In the Matter of Stadshypotek AB, Release Nos. IC-20636 (Oct. 19, 1994) and IC-20689 (Nov. 8, 1994); In the Matter of Credit Local de France and CLF Finance Company, Release Nos. IC-18249 (Jul. 24, 1991) and IC-18286 (Aug. 22, 1991); In the Matter of Istituto Mobiliare Italiano and IMI Commercial Paper, Inc., Release Nos. IC-16588 (Oct. 6, 1988) and IC-16616 (Nov. 1, 1988); and In the Matter of Australian Industry Development Corporation, Release Nos. IC-11582 (Jan. 23, 1981) and IC-11649 (Feb. 25, 1981).

and this Application should not be understood to be suggesting that it is an investment company. Rather, the Applicant is making this Application because of the uncertainty of the application to it of Rule 3a-6 under the 1940 Act to exempt the Applicant from the application of the 1940 Act.

In order to ensure that the Applicant will be entitled, without registration under the 1940 Act, to issue and sell its debt securities in the United States in the manner contemplated, the Applicant is seeking an exemption pursuant to Section 6(c) thereof. The Applicant believes that the issuance of a Commission Order pursuant to Section 6(c) exempting it from all provisions of the 1940 Act with respect to the activities in the United States detailed in this Application is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

(1)  Necessary and Appropriate in the Public Interest

Approval of this Application is necessary and appropriate in the public interest. First, it will expand the United States market for the Applicant’s non-guaranteed debt securities and thus further the policy of the United States to encourage the free flow of capital. If the Applicant were denied the requested exemption, it would, as a practical matter, be precluded from offering such securities in the United States, thereby hindering the Applicant’s ability to raise funds (on a non-guaranteed basis) in an important foreign market.35 If this were the case, attempts of the Japanese Government to further strategic policy goals by means of the Applicant’s efforts to raise funds in foreign capital markets would be less successful.

Second, an exemption is necessary and appropriate in the public interest in order to secure the benefits that will accrue to U.S. investors if the Applicant’s securities are offered and sold in the United States. U.S. investors hold significant investments in foreign issuers’ securities, chiefly to achieve greater geographical diversification and a correspondingly lower level of risk than would be available in a portfolio consisting solely of U.S. securities. U.S. investors have shown strong interest in diversifying their portfolios with exposure to the Japanese financial sector.

Third, approval of this Application is necessary and appropriate in the public interest because it would facilitate domestic investment by U.S. investors in a major foreign issuer, subject to the protections afforded by the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this regard, the Commission has recognized that “the lines of demarcation between domestic and international capital markets are becoming more difficult to ascertain. Traditional notions

_______________________

35 Even if the theoretical option of registration pursuant to Section 7(d) of the 1940 Act were practically available to the Applicant, it could not comply with the restrictions on borrowing and a number of other substantive provisions of the 1940 Act that fundamentally conflict with its operations, as indeed, they would conflict with the operations of any lending institution.

of a world made up of separate and distinct domestic capital markets are being replaced by a global market for corporate securities.”36

(2)       Consistent with the Protection of Investors

Approval of this Application is consistent with the protection of U.S. investors because the Applicant is subject to a comprehensive supervisory and regulatory regime established by the Japanese Government as described above. Among others, the Applicant is subject to the general safety and soundness prudential supervision and regulation similar to that applicable to commercial banks in Japan pursuant to the DBJ Act, including on-site inspections conducted by the Commissioner of the FSA, which is also the primary supervisor of Japanese commercial banks via delegated authority under the Banking Act. The Applicant also complies with certain of provisions of the Banking Act or the Financial Revitalization Act on a voluntary basis in a manner that is similar to a Japanese commercial bank as part of risk management processes and methods implemented and maintained by the Applicant in order to ensure sound and appropriate management of its operations.

In addition, purchasers of the Applicant’s debt securities will have the benefit of the protections of the applicable United States securities laws. Sales of any debt securities not exempt from the requirements of the Securities Act would be required to be registered thereunder. In addition, the anti-fraud provisions of the Exchange Act would apply to any offering of debt securities in the United States. Investors would also benefit from the consistently high ratings assigned to the Applicant’s debt securities as well as full recourse to the Applicant’s assets.

The Applicant has also agreed that any order may be conditioned on its compliance with the conditions set forth above under “Conditions” concerning the appointment of an agent in the United States to accept service of process and the submission to the jurisdiction of certain courts. As a result of the Applicant’s compliance with the foregoing conditions, there will be no impediment to a holder of the Applicant’s debt securities by virtue of the location of the Applicant to enforcing the obligations represented by the debt securities.

Furthermore, the extensive oversight, supervision and regulation of the Applicant by the Japanese Government, as well as requirements applicable to the Applicant under the Company Act, obviate the need in this case for the “corporate democracy” provisions of the 1940 Act, including requirements as to affiliations of directors, in order to protect investors. The “corporate democracy” provisions of the 1940 Act derive principally from a recognition that the adviser to an investment company potentially has enormous power over the investment company’s affairs and, by reason of its position, faces conflicts of interest over such matters as the advisory fees to be charged and the other terms and conditions of its advisory contract with the investment company. To provide balance and a means of relieving the potential conflicts of interest, the “corporate democracy”

_______________________

36 Facilitation of Multinational Securities Offerings, Securities Act Release No. 6568, SEC Docket 707 (Feb. 28, 1985).

provisions of the 1940 Act were adopted. The operation of a commercial bank or a policy and development financial organization such as the Applicant does not raise the kinds of problems the “corporate democracy” provisions were intended to address. In gaining access to U.S. capital markets, neither U.S. banks nor other types of businesses are required to have in place corporate democracy provisions equivalent to those contained in the 1940 Act. The same is true for non-bank foreign issuers engaged in commercial business.

(3) Consistency with the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act

While the 1940 Act’s definition of “investment company” is broad, Congress anticipated that the Commission would exempt, under Section 6(c), “persons not within the intent of the proposed legislation.”37 Even if its assets were deemed to be “securities” for the purposes of the 1940 Act and the Applicant were to be deemed to be engaged in the business of “investing, owning, or trading in securities,” the legislative history of the 1940 Act indicates that Congress did not specifically intend or even generally contemplate that the definition of “investment company” would encompass an institution such as the Applicant.

For example, according to Senate Report No. 1775 (June 6, 1940) at page 2: “Investment trusts and investment companies are essentially institutions which provide a medium for public investment in common stocks and other securities.” According to House of Representatives Report No. 2639 (June 13, 1940) at page 5: “Investment trusts and investment companies are in essence institutions for the investment of the savings of small investors in securities, particularly the common stocks of industrial and other companies.”

The Applicant clearly is not such an institution. The Applicant is a government-owned policy and development financial organization established under the DBJ Act with the primary mission of contributing to the sustainable growth of the Japanese economy, promoting stable and vital financial markets in Japan and enhancing global competitiveness of Japanese entities. In this respect, the Applicant is limited and controlled as to the financings it can undertake and the loans and investments that it can make pursuant to the DBJ Act, through the extensive oversight, supervision and regulation of the Japanese Government. In some cases, the Applicant’s activities may be broader than what commercial banks are permitted to do under the Banking Act, for example, the acquisition and holding of a substantial portion of the voting rights of investee companies (although, as noted, due to legislative and regulatory changes in Japan, there is greater alignment between commercial banks and the Applicant in this regard than in the past38), but this flexibility is granted to allow the Applicant to supplement private sector financing activities of commercial banks and to accomplish its primary mission. Accordingly, the operations of the Applicant do not lend themselves to

____________________

37 S. Rep. No. 1775, 76th Cong. 3rd Sess. 13 (1940).

38 See Part III.B.6 (discussing recent initiatives to liberalize the 5% rule).

the abuses against which the 1940 Act was directed — excessive management and brokerage fees, insider loans on highly favorable terms, investments in companies in which the managers of the investment company have a personal interest, pyramiding of control, issuance of new securities, reorganizations and excessive borrowings in derogation of the rights of holders of existing securities and operation without adequate assets or reserves. As a result, this Application is consistent with the purposes of the 1940 Act.

This Application is not a matter of first impression for the Commission. The Applicant’s position was most recently supported by the Commission’s determinations in In the Matter of Türkiye Sinai Kalkinma Bankasi A.Ş,39 In the Matter of Korea Finance Corporation40 and In the Matter of Industrial Bank of India,41 where the Commission granted exemptive relief pursuant to Section 6(c). Similarly, the Commission granted exemptive relief pursuant to Section 6(c) in In the matter of The Industrial Finance Corporation of Thailand,42 which institution was supervised by the Thai government, regulated primarily by the Thai Ministry of Finance, and could not accept deposits under Thai law. The Applicant’s position also finds support from the Commission’s position in In the Matter of Stadshypotek AB,43 where the Commission granted exemptive relief pursuant to Section 6(c) in light of the fact that Stadshypotek AB was subject to a strict scheme of government regulation and did not accept demand and other types of deposit. The Applicant’s position is further supported by the Commission’s determination in In the matter of Crédit Local de France,44 where the institution in question was subject to virtually all French banking regulations but was barred from accepting demand deposits or deposits of less than two years from the general public. A variety of other lending institutions owned or materially supported by foreign governments and established to

____________________

39 Release Nos. IC-32066 (Apr. 6, 2016) and IC-32101 (May 3, 2016) (granting Section 6(c) order to a non-deposit-taking “development and investment bank” established under the laws of the Republic of Turkey, whose principal activity is promotion of Turkish economic development through providing long-term funding for domestic and international investment by Turkish companies, and which is subject to extensive oversight, supervision and regulation by the Turkish government on the same terms as commercial banks in Turkey).
40 Release Nos. IC-29332, 98 SEC Docket 2803 (Jun. 25, 2010) and IC-29343, 98 SEC Docket 3362 (Jul. 20, 2010) (granting Section 6(c) order to Korean policy finance institution established to strengthen national competitiveness, promote job growth, and contribute to financial market growth that was the functional equivalent of a commercial bank with the exception of its inability to take deposits).
41 Release Nos. IC-23331, 67 SEC Docket 1534 (July 24, 1998) and IC-23395, 67 SEC Docket 1798 (August 19, 1998) (granting order to industrial development financial institution as the functional equivalent of a commercial bank in that it offered financial services and issued financial products similar to those issued by traditional banks and was subject to comprehensive oversight and regulation).
42 Release Nos. IC-21172, 59 SEC Docket 1737 (June 28, 1995) and IC-21251, 59 SEC Docket 2295 (July 25, 1995) (applicant was a development finance institution which lent funds to promote private industrial development in Thailand).
43 Release Nos. IC-20636, 57 SEC Docket 2239 (October 19, 1994) and IC-20689, 57 SEC Docket 2712 (November 8, 1994) (applicant was a credit corporation which extended mortgage loans for commercial and residential developments).
44 Release Nos. IC-18249, 49 SEC Docket 678 (July 24, 1991) and IC-18286, 49 SEC Docket 972 (August 22, 1991) (applicant was a development institution which lent funds to public and private entities).

perform economic development purposes have been also granted exemptive orders by the Commission.45

IX.	Conclusion

The Applicant believes that granting the requested exemption is necessary and appropriate in the public interest and that its operations do not lend themselves to the abuses against which the 1940 Act is directed. The Applicant further believes that the issuance of an order pursuant to Section 6(c) would be consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. On the basis of the foregoing, the Applicant respectfully requests that the Commission enter an order pursuant to Section 6(c) of the 1940 Act exempting the Applicant from all provisions of the 1940 Act with respect to the contemplated offerings of debt securities in the United States described in this Application.

X.	Procedural Matters

A.	Authorization Required by Rule 0-2 under the 1940 Act

The Company Act governs the formation, organization, operation and management of companies, including joint stock companies such as the Applicant, except as otherwise provided by other laws. Article 349(4) of the Company Act provides the authority of Representative Directors to act on behalf of a joint stock companies as follows:

“Representative Directors shall have authority to do any and all judicial and non-judicial acts in connection with the operations of Joint Stock Companies.”

The DBJ Act does not provide for any exceptions in connection with the authority of Representative Directors and therefore the provision above applies to the Applicant.

_______________________

45 See, e.g., In the Matter of Türkiye Sinai Kalkinma Bankasi A.Ş., Release Nos. IC-32066 (Apr. 6, 2016) and IC-32101 (May 3, 2016);  In the Matter of Korea Finance Corporation, Release Nos. IC-29332, 98 SEC Docket 2803 (Jun. 25, 2010) and IC-29343, 98 SEC Docket 3362 (Jul. 20, 2010); In the Matter of Compagnie de Financement Foncier, Release Nos. IC-28835, 96 SEC Docket 1351 (Jul. 22, 2009) and IC- 28848, 96 SEC Docket 1820 (Aug. 13, 2009); In the Matter of Industrial Development Bank of India, Release Nos. IC-23331, 67 SEC Docket 1534 (Jul. 24, 1998) and IC-23395, 67 SEC Docket 1798 (Aug. 19, 1998); In the Matter of the Industrial Finance Corporation of Thailand, Release Nos. IC-21172, 59 SEC Docket 1737 (Jun. 28, 1995) and IC-21251, 59 SEC Docket 2295 (Jul. 25, 1995); In the Matter of Stadshypotek AB, Release Nos. IC-20636, 57 SEC Docket 2239 (Oct. 19, 1994) and IC-20689, 57 SEC Docket 2712 (Nov. 8, 1994); In the Matter of Ontario Financing Authority, Release Nos. IC-20433, 57 SEC Docket 678 (Jul. 28, 1994) and IC-20493, 57 SEC Docket 1217 (Aug. 23, 1994); In the Matter of Tasmanian Public Finance Corporation, Release Nos. IC-18765, 51 SEC Docket 1040 (Jun. 8, 1992) and IC-18829, 51 SEC Docket 1389 (Jul. 2, 1992); In the Matter of Crédit Local de France, Release Nos. IC-18249, 49 SEC Docket 678 (July 24, 1991) and IC-18286, 49 SEC Docket 972 (Aug. 22, 1991); and In the Matter of the Australian Industry Development Corporation, Release Nos. IC-11582, 21 SEC Docket 1491 (Jan. 23, 1981) and IC-11649, 22 SEC Docket 256 (Feb. 25, 1981).

Under Article 362(2)(iii) of the Company Act, representative directors must be appointed by the Applicant’s board of directors. In addition, under Article 15 of the DBJ Act, resolutions on appointment (or removal) of representative directors may not be effective without approval by the Minister of Finance.

Hajime Watanabe is the Representative Director of the Applicant, the appointment of whom has been made pursuant to a resolution of the Applicant’s board of directors that has been approved by the Minister of Finance, is authorized to sign and file this Application on behalf of Applicant pursuant to authority granted to him under the Company Act.

The Applicant therefore respectfully submits this Application and, pursuant to Rule 0-2(c) of the General Rules and Regulations of the Commission under the 1940 Act, states that all actions necessary to authorize the execution and filing of this Application have been taken and that the person signing and filing this Application is fully authorized to do so.

B.	Name and Address

The Applicant requests that any questions regarding this Application be directed to Gregory Rowland of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017, telephone number (212) 450-4930 and Jon Gray of Davis Polk & Wardwell LLP, Izumi Garden Tower 33F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, JAPAN, telephone number +81 3-5574-2667.

The following is the name, address and e-mail address contact of the Applicant:

Development Bank of Japan Inc.

Otemachi Financial City South Tower, 9-6, Otemachi 1-chome, Chiyoda-ku, Tokyo, 100-8178, JAPAN

grp_dbond@dbj.jp

September 25, 2020

DEVELOPMENT BANK OF JAPAN INC.

By:	/s/ Hajime Watanabe
Hajime Watanabe
President and Chief Executive Officer
Representative Director

VERIFICATION

The undersigned states that he has duly executed the attached Application for an Order under Section 6(c) of the Investment Company Act of 1940, dated September 25, 2020, for and on behalf of Development Bank of Japan Inc.; that he is the Representative Director of Development Bank of Japan Inc.; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Hajime Watanabe
Hajime Watanabe
President and Chief Executive Officer
Representative Director